Exhibit 99.1

inter
R$ 7.531,59
Global Account
Seguro de Vida
Cartões

inter

Managerial Report

1st Quarter 2022

Managerial Report 1st Quarter 2022

Letter from our CEO 1 MANAGERIAL REPORT | 1Q22 We kicked-off the year with several milestones that will mark 2022 as a great year for Inter. During the first quarter, we grew our client base to 18.6 million, and at the current pace we are on track to surpass the 20mm mark in a matter of days. Just for reference, the number that we had envisioned at the time of the IPO, when we began being a publicly listed entity, was 3mm clients. We acknowledge that we are operating under a more complex macro scenario. Since these cycles are not new in Brazil, when we designed our strategy back in 2015/2016, we decided not to be a mono-liner but instead to have a robust and highly diversified business that would protect us precisely on times like these. Our loan mix has allowed us to show strong performance in the asset quality front, with a deterioration that has been lower than the market. We believe that throughout 2022 we will continue overperforming the market in this front. Our funding base remains solid. Given the rate environment and the seasonality of the quarter, the growth was more skewed to higher yielding products, though our demand deposit base, which is a key competitive strength remains close to 50% of our total funding base. Our balance sheet couldn't be stronger, as we continue to operate with a capital and liquidity levels that are multiple times higher than the industry's average. This will allow us to continue gaining market share across products. We continue highly of focused on client monetization, with our average revenue per client increasing while our cost to serve decreases, thus having the double-sided impact to expand our margins per client. This quarter the acquisition of USEND closed and the company is now fully owned by Inter. We have named this line of business as Cross Border Services, and it will be our sixth vertical. The core of the existing business is remittances from Brazilians who live in the US and send money to Brazil. We intend to deploy our SuperApp into the US, replacing USEND's current one, offering the full suite of transactional services to this clientele. Another important milestone is that our shareholders approved the migration of our shares from B3 to Nasdaq. This transaction will enable us to have greater visibility to the global tech investor base and stronger access to the international capital markets. Finally, our mission is to simplify people's life, and the way we achieve this is by having a best-in-class team that shares the "sangue laranja" values. I'm convinced that our culture is stronger than ever and will be key competitive advantage for the Inter's success in the coming years. João Vitor Menin CEO INTER

R$1.2 bn Total Revenue1 + 130% YoY 1 Total revenues = income from financial intermediation + service fee income (gross cashback) + other operating income 2 Gross Profit = NII - provision + fee income + other operating revenues; 2 18.6 mm Clients + 82% YoY R$14.1 bn TPV + 86% YoY R$19.8 bn Expanded Credit Portfolio + 81% YoY R$663 mm Gross Profit2 + 69% YoY R$27 mm Net Profit + 32% YoY Highlights MANAGERIAL REPORT | 1Q22

• We increased investment revenue by 144% YoY, reaching R$36.6 million in 1Q22 • We reached 2 million investor clients on our platform, 34% YoY growth • We ended the quarter with R$ 58 billion in assets under custody (AuC), growth of 11% YoY • We reached 915 thousand active insurance customers in 1Q22, up 150% YoY • We surpassed R$29.8 million in revenues in 1Q22, 52% YoY growth • We made 195,000 insurance sales, up 32% YoY • We transacted R$1.1 billion (GMV) at Inter Shop in the quarter, growth of 56% YoY • We reached 3.1 million active customers (LTM) • We surpassed R$ 101 million in revenues, 145% higher than 1Q21 • We reached 9.6% take-rate in 1Q22, 3.5 p.p. above the 1Q21 take-rate 3 Inter Shop Inter Seguros Inter Invest MANAGERIAL REPORT | 1Q22 Cross Border Services • We started the integration of USEND services to Inter in 1Q22 • We surpassed USD 200 million in international remittance in the quarter • We reached peaks of 3,000 Global Accounts opened in just one day • We reached R$9.6 billion in demand deposits, a 37% growth YoY • We transacted R$14.1 billion in cards in 1Q22, a 86% growth YoY • We increased card revenues by 88% YoY, reaching R$154 million in the year • We reached R$ 19.8 billion in the expanded loan portfolio, growth of 81% YoY • Credit underwriting reached R$4.5 billion in 1Q22, +22% YoY • The provision for loan losses reached 3.0% of the expanded loan portfolio, while the NPL over 90 days remained stable at 3.3% Day to Day Banking Credit Highlights

Highlights

	1Q22	4Q21	∆QoQ	1Q21	∆YoY
Number of clients (million)	18.6	16.3	13.6%	10.2	82.4%
Active clients in the quarter (million)	9.9	8.9	11.0%	5.9	66.5%
Average revenue per client (ARPU) (R$)	195.3	218.1	-10.4%	190.8	2.4%
Average revenue per active client (ARPAC) (R$)	366.9	412.2	-11.0%	330.1	11.1%
Cost to serve per client (CTS) (R$)	(109.9)	(116.6)	-5.7%	(107.9)	1.9%
Client acquisition cost (CAC) (R$)	(29.04)	-28.8	0.9%	-27.8	4.6%
Card transacted volume (R$ million)	14.1	14.2	-1.0%	7.6	85.7%
Gross merchandise volume (GMV) (R$ million)	1053.1	1125.0	-6.4%	675.9	55.8%
Assets under custody (AuC) (R$ billion)	58.1	56.9	2.1%	52.4	10.9%
Extended credit portfolio (R$ billion)	19.8	18.6	6.6%	11.0	80.6%
Net profit (R$ million)	27.5	6.4	331.2%	20.8	31.8%
Total assets (R$ billion)	38.5	36.5	5.5%	21.2	81.1%
Shareholder's equity (R$ billion)	8.5	8.6	-0.6%	3.3	159.4%
Total revenue (R$ billion)	1,243.7	1,139.6	9.1%	541.8	129.5%
Total net revenue (R$ million)	906.9	891.2	1.8%	485.7	86.7%
Managerial fee income (R$ million)	522.0	453.5	15.1%	207.2	151.9%
% Service revenues / total net revenue	58%	51%	6.7 p.p.	43%	14.9 p.p.
NII (R$ million)	544.5	560.1	-2.8%	305.6	78.2%
Tier I ratio (%)	35.7%	44.3%	-8.6 p.p.	24.1%	11.6 p.p.
Cost of funding (% CDI)	53.4%	49.8%	3.6 p.p.	49.5%	3.9 p.p.
NIM (% pa)	6.2%	6.1%	0.1 p.p.	6.0%	0.3 p.p.

Inter Shares | BIDI

Market Cap*
As of March 31, 2022

R$ 18.5 billion

Price and volume | 1Q22	BIDI3	BIDI4	BIDI11
1Q22			
Maximum	9.90	7.56	30.26
Minimum	4.96	5.18	15.19
Close	6.82	7.18	21.20
Average volume traded - R$ Million	12.10	97.60	407.80

	BIDI3	BIDI4	Total Shares
Number of shares	1,293,373,691	1,285,229,952	2,578,603,643

* Total Shares x BIDI4 Close

MANAGERIAL REPORT | 1Q22

4

4 Market Cap* As of March 31, 2022 R$ 18.5 billion * Total Shares x BIDI4 Close Highlights Inter Shares | BIDI MANAGERIAL REPORT | 1Q22

EARNINGS RELEASE

Growth

Number of clients
In Million

+82%
10.2
9.4
0.8
1Q21
18.6
17.4
1.2
1Q22
Individuals
Legal entities

Added clients
In Million

+30%
1.8
1Q21
2.3
1Q22

Total Revenues

Total revenues
In R$ Million

130%
542
1Q21
1,244
1Q22

Total net revenues
In R$ Million

87%
486
1Q21
907
1Q22

MANAGERIAL REPORT | 1Q22

5

Growth Total Revenues We reached 18.6 million clients in the first quarter of 2022, 82% annual growth. We added more than 2.3 million clients in the quarter, 30% above 1Q21. Total revenues3 reached R$1.2 billion in 1Q22, a 130% growth YoY 3 Total Revenues = revenues from financial intermediation + fee income + other operating revenues. 5 Total revenues In R$ Million Number of clients In Million EARNINGS RELEASE 9.4 1Q22 1.2 18.6 10.2 17.4 0.8 1Q21 +82% Legal entities Individuals 2.3 1Q21 1Q22 1.8 +30% Added clients In Million 542 1Q22 1Q21 1,244 130% MANAGERIAL REPORT | 1Q22 Total net revenues In R$ Million 486 907 1Q22 1Q21 87%

Fee income

Fee income
In R$ Million

+152%
522.0
153.8
143.0
101.0
36.6
29.8
18.1
39.8
207.2
81.7
22.6
41.2
15.0
19.6
15.8
11.3
1Q21
1Q22
Card revenues
Floating revenue
Inter Shop revenue
Inter Invest revenue
Inter Seguros revenue
Credit-related revenue
Digital account and others revenues

NII

NII
In R$ Million

78%
544.5
305.6
1Q21
1Q22

MANAGERIAL REPORT | 1Q22

6

4 Fee income include service revenues, operating revenues, floating revenues, foreign exchange revenues and Inter Shop prepayment revenues. Revenue allocation is managerial, unaudited and subject to review. Fee income In 1Q22, our fee income4 reached R$ 522 millions, a 152% growth when compared to 1Q21. Revenues were mainly leveraged by the growth in floating and Inter Shop revenues, which totaled R$143 million and R$101 million respectively in the quarter. NII Gross revenues from financial intermediation before PDD (NII), comprised of revenues from credit operations, net of funding costs, plus financial revenues, reached R$ 544.5 million in 1Q22, growth of 78%. NII In R$ Million Fee income In R$ Million 41.2 36.6 522.0 1Q21 207.2 81.7 29.8 11.3 39.8 143.0 153.8 101.0 22.6 1Q22 19.6 18.1 15.0 15.8 +152% 1Q21 544.5 305.6 1Q22 78% Inter Invest revenue Credit-related revenue Inter Shop revenue Inter Seguros revenue Floating revenue Digital account and others revenues Card revenues MANAGERIAL REPORT | 1Q22 6

5 ARPAC = (Total Net Revenues * 4) / number of active clientes 6 CTS = [(Administrative expenses + personnel expenses + other operating expenses – cashback expenses) –(CAC * account opening number) *4] ÷ number of digital accounts. As of 2Q21, we changed the calculation of CTS metodology to annualise the CAC. Average revenue per cliente and Cost to serve (CTS) The average revenue per active client (ARPAC)5 presented a 11% growth YoY, reaching R$ 367 per active client in the quarter. CTS6 remained stable YoY and presented a increase of 17.6% over 1Q20. The expenses growth over the clientes growth is due to more investments in the platform and with employees. As a consequence, the margin per client continuous expanding. Average revenue per active cliente (ARPAC) In R$ annualized Client acquisition cost In R$ annualized Cost to Serve In R$ In 1Q22, the client acquisition costs reached R$ 29 per client, an increase of 4.6% in annual comparison. Client acquisition cost (CAC) 1Q21 330 367 1Q22 317 1Q20 +11% 14 16 14 13 28 1Q21 1Q22 29 +4.6% Marketing Costs Operational costs 1Q20 1Q22 110 1Q21 108 133 +1.9% MANAGERIAL REPORT | 1Q22 7

Inter Bank

Total deposits

Total deposits
In R$ Billion
+54%
23.2
15.1
9.6
7.0
1.2
0.9
7.9
5.4
0.1
4.3
1.7
1Q21
1Q22
Demand deposits
Savings deposits
Time deposits
Interbank accounts
Credit letters

Floating revenue
In R$ Million
+532%
143.0
22.6
1Q21
1Q22

Pix

MANAGERIAL REPORT | 1Q22

8

Total deposits In R$ Billion Total deposits Floating revenue is calculated on a managerial basis and is represented by the balance of demand deposits free of compulsory invested at 100% of the CDI rate. Floating revenues grew 532% in 1Q22 in annual comparison and surpassed R$ 143 million. This growth can be explained by the increase in demand deposit balances and of the Selic rate. Floating revenue In R$ Million Pix In 1Q22, we reached 275 million in transactions done by Pix. There was transacted about R$ 97 billion trough Inter over the first quarter. 8 Inter Bank 143.0 1Q22 22.6 1Q21 +532% MANAGERIAL REPORT | 1Q22 Deposits volume surpassed R$ 23.2 billion, an increase of 54% in annual comparison. Demand deposits balance topped R$ 9.6 billion in 1Q22, 37 % YoY growth. 1.7 7.9 23.2 7.0 9.6 0.1 1.2 1Q21 1Q22 15.1 0.9 4.3 5.4 +54% Credit letters Savings deposits Time deposits Interbank accounts Demand deposits

Cards

No. of cards used
In Million
+68%
3.5
5.8
1Q21
1Q22

No. of debit users
In Million
+67%
2.7
4.5
1Q21
1Q22
No. of credit users
In Million
+83%
1.6
2.9
1Q21
1Q22

Card TPV
In R$ Billion
+86%
7.6
2.9
4.7
14.1
6.4
7.7
1Q21
1Q22
Credit
Debit

Card revenues
In R$ Million
+88%
81.7
153.8
1Q21
1Q22

MANAGERIAL REPORT | 1Q22
9

No. of cards used In Million No. of debit users In Million No. of credit users In Million More than 5.8 million dual-function cards were used in 1Q22, a volume 68% higher than in 1Q21. The volume transacted with cards increased 86% year-on- year. Card revenues grew 88% YoY and totaled R$ 154 million in 1Q22. Cards Card TPV In R$ Billion Card revenues In R$ Million 9 5.8 1Q22 1Q21 3.5 +68% 1Q21 2.7 4.5 1Q22 +67% 2.9 1.6 1Q21 1Q22 +83% 6.4 2.9 7.6 14.1 1Q21 1Q22 7.7 4.7 +86% 1Q22 81.7 1Q21 153.8 +88% MANAGERIAL REPORT | 1Q22 Debit Credit

Credit

Credit portfolio

Expanded credit portfolio
In R$ Billion

81%
11.0
19.8
19.0%
18.8%
22.3%
37.8%
2.0%
19.4%
3.9%
20.5%
27.6%
28.5%
1Q21
1Q22
Payroll
Agrobusiness Loan
SME
Credit Card
Real Estate

Credit underwriting
In R$ Billion

22%
3.7
0.7
1.3
1.6
0.0
4.5
0.6
0.6
3.1
0.1
1Q21
1Q22
Real Estate
Personal
SME
Agribusiness

Provision / Expanded credit portfolio
In %

2.2%
3.0%
1Q21
1Q22

NPL > 90 days
In %

2.6%
3.3%
1Q21
1Q22

7 Expanded credit portfolio includes debentures, CRAs e CRIs.

MANAGERIAL REPORT | 1Q22

10

7 Expanded credit portfolio includes debentures, CRAs e CRIs. Expanded credit portfolio In R$ Billion Credit underwriting In R$ Billion The expanded credit portfolio7 reached R$19.8 billion, an increase of 81% year-on-year. Credit underwriting reached R$4.5 billion, with a growth of 22% YoY and a highlight was SME, which grew 97% YoY. Credit portfolio 10 NPL > 90 days In % The 1Q22 provision for loan losses balance amount represented 3.0% of the expanded credit portfolio, while NPL over 90 days represented 3.3% of the portfolio. Provision / Expanded credit portfolio In % Credit 19.8 28.5% 3.9% 2.0% 1Q21 11.0 19.4% 37.8% 27.6% 19.0% 22.3% 1Q22 18.8% 20.5% 81% SME Credit Card Agrobusiness Loan Real Estate Payroll 1.3 0.1 3.7 0.7 0.6 3.1 1Q22 4.5 0.6 1Q21 1.6 0.0 22% Personal SME Agribusiness Real Estate 1Q22 3.3% 1Q21 2.6% 1Q22 3.0% 1Q21 2.2% MANAGERIAL REPORT | 1Q22

Real estate credit

Real estate credit portfolio
In R$ Billion
2.8%
2.4%
36%
4.2
5.7
1Q21
1Q22
NPL > 90d / Real estate credit portfolio

Real estate financing
In R$ Billion
+45%
2.8
4.0
48%
52%
45%
55%
SFI
SBPE
1Q21
1Q22

Payroll loan

Payroll credit portfolio
In R$ Million
2.9%
2.9%
84%
2.1
3.9
1Q21
1Q22
NPL > 90d / Payroll credit portfolio

8 Includes card revenues and other payroll credits.

MANAGERIAL REPORT | 1Q22 11

Real estate credit The real estate loan portfolio reached R$5.5 billion in 1Q22, a 33% yearly expansion, with a Loan to Value (LTV) of 47.2% and NPL of 2.4%. Revenues from the real estate loan portfolio surpassed R$165 million in 1Q22, corresponding to a 15% growth YoY. With a 45% growth in real estate financing and greater exposure to SBPE financing, the composition of the real estate loan portfolio has significantly evolved towards a profile with lower defaults. Real estate financing In R$ Billion Payroll loan The balance of the payroll loan portfolio totaled R$3.9 billion, an increase of 84% YoY. Revenues8 reached R$ 220 million in 1Q22, growth of 100% YoY. 8 Includes card revenues and other payroll credits. 11 Real estate credit portfolio In R$ Billion Payroll credit portfolio In R$ Million 5.7 1Q22 4.2 1Q21 36% 2.4% 2.8% NPL > 90d / Real estate credit portfolio 55% 1Q22 4.0 2.8 45% 52% 1Q21 48% +45% SBPE SFI 2.1 1Q22 3.9 1Q21 84% 2.9% 2.9% NPL > 90d / Payroll credit portfolio MANAGERIAL REPORT | 1Q22

12 Credit card portfolio In R$ Million Credit card The credit card portfolio reached R$5.4 billion in 1Q22, growth of 126% When compared to 1Q21. Out of this amount, R$ 962 million correspond to revolving and installment credits that generates interest income. Credit card portfolio NPL reached 6.6%, with a growth of 2.3 p.p. YoY. It’s worth mentioning that the portfolio financed with interest income represents only 6% of the total loan portfolio. Agribusiness credit Agribusiness financing10 portfolio reached R$783.3 million in 1Q22, presenting a 249% annual growth. Revenues reached R$12 million in 1Q22. The NPL of the portfolio remains 0%. Agribusiness financing portfolio In R$ Million SMB credit In 1Q22, the expanded SMB loan portfolio9 reached R$4.1 billion, an increase of 97% YoY, mainly concentrated in Supply Chain Finance operations. Revenues totaled R$87 million in 1Q22, up 186% YoY. Although the positive variation of 0.16 p.p., NPL remains on low levels. SME credit portfolio In R$ Million 8 Includes debentures 9 Includes CRAs. 4.1 2.1 1Q22 1Q21 97% 0.21% 0.05% NPL > 90d / Corporate credit portfolio 773 211 2,094 5,441 1Q22 2,406 100 189 4,479 1Q21 +126% Carteira à vista Instalments with interest Revolving credit + overdue loans 783.3 224.1 1Q22 1Q21 249% MANAGERIAL REPORT | 1Q22 6.6% 4.3% NPL > 90d / Credit card portfolio

In 1Q22, we reached R$1.1 billion in gross merchandise volume (GMV), a 56% annual growth. In the same period, we had 6.8 million transactions and engaged 504 thousand new clientes to the platform. In LTM, 3.1 million clients used Inter Shop and 73% are recurring ones. 13 Gross merchandise volume (GMV) Inter Shop In R$ Billion Inter Shop Revenues In R$ Million Inter Shop 1.1 1Q22 0.7 1Q21 +56% 101.0 1Q21 41.2 1Q22 145% MANAGERIAL REPORT | 1Q22 Take-rate (%) Net take-rate (%) 6.1% 1.1% 9.6% 3.0% 1Q21 1Q22 +3,5 p.p. +1,9 p.p. Other Highlights: • More than 650’000 available SKUs • More than 827 selles in Super App • We closed partnerships with important sellers as Decathlon, Ri Happy and Camicado • We lauched a new UX for Travel section • Duo Gourmet + Black Card campaign resulted in more than 36’000 subscriptions In addition to GMV growth, we observed strong growth in the Inter Shop operating margin. The take-rate in 1Q22 reached 9.6%, an increase of 3.5 percentage points compared to the same period last year. Take-rate net of cashback expenses (net take-rate) also showed strong growth, to 3.0% in 1Q22, +1.9 p.p YoY. In a quarter in which the market was impacted by seasonality, Inter Shop not only maintained its 4Q21 performance in terms of GMV, but also increased profitability.

Inter Invest Number of investment active users In Million Assets under custody12 In R$ Billion 11 Inter Invest Revenues includes Inter DTVM and Inter Asset revenues. 12 Includes demand deposits; Inter Invest Revenues In R$ Million In 1Q22, Inter Invest's revenues11 reached R$ 37 million, an annual growth of 144%. We reached 2 million investor clients in 1Q22, an increase of 34% in the annual comparison. Of these, more than 438 thousand had shares under custody at Inter in 1Q22, an annual growth of 19%. 14 36.6 4Q21 15.0 4Q20 +144% 1Q21 1Q22 52.4 58.1 +11% 1.5 1Q22 2.0 1Q21 +34% • International Home broker with more than 54 Thousand accounts • InvestPro, subscription plan that includes trading, data, charts, instruments and exclusive benefits • Recurring investment in fixed income • Inter Invest Portal, with reccomendations, analysis and news • Structured products Best Digital Platform in Brazil iBest Plataform with most loyal clients FGV / Isto É Best Investment Banking Estadão Melhores Serviços Launches in 1Q22: MANAGERIAL REPORT | 1Q22

13 Insureds: customers or the object of the contract (home, car, social security, consortia, etc.) Inter Seguros active users13 In Thousand Inter Seguros ended the first quarter of the year with records in its main lines. We presented 11 consecutive quarters of growth in revenue and active customer base. In the latter, we grew almost 2.5x compared to the same period last year. In 1Q22, we focused on products with higher tickets and better commission mix. With a larger customer base, we have successfully worked on numerous up and cross selling initiatives. We observed a significant improvement in the premium/revenue ratio, which added to the gains resulting from the exclusivity contracts with partner insurance companies with Liberty and Sompo. Inter Seguros' operation has diversified and recurring revenues, with a flow contracted for years and completely scalable. We highlight that the EBITDA margin for this quarter had non-recurring effects and should converge to previous levels over the next readings. 15 Insurance revenues In BRL Million Sales In Thousand Inter Seguros 19,6 29,8 1Q22 1Q21 +52% 367 915 1Q21 1Q22 +149% 148 195 1Q21 1Q22 +32% MANAGERIAL REPORT | 1Q22 Net Premium In BRL Million 1Q21 34,7 43,7 1Q22 +26%

In 1Q22, we consolidated a new business avenue: Cross Border Services. It covers exchange products, international payments and transfers, account and card issued in the USA – Global Account – and the international home broker14, giving access to active investments traded on American exchanges. With the conclusion of the acquisition of USEND, in January 2022, we started a new journey, and we turned our efforts towards operational and technology integrations, seeking synergies of what has already been developed in our Super App, to allow the growth of existing products in the US and new product launches throughout 2022. 16 Cross Border Services 14Brazilian investors with a aggressive investment profile can invest in American stock exchanges via the Apex Platform, hosted on the Super App. In 1Q22, we had the following results: US$200 MM In remittance + 3’000 Peak of Global Accounts opened in onde day In the coming quarters, the Global Account and US debit card will be integrated into inter’s Super App, allowing for a simpler experience for our customers. With this, we will be able to serve Brazilian and US resident customers with a unique experience and a growing range of services. MANAGERIAL REPORT | 1Q22

17 ESG ADVANCES MANAGERIAL REPORT | 1Q22 In 1Q22, we increased our efforts to bring the ESG strategy to business verticals, supported by our materiality. Among the highlights of 1Q22 is the maintenance of the BIDI11 units in the Carbon Efficient Index (ICO2), recalibrated in January. Inter Diverso In the first quarter of 2022, we made significant progress in Inter's diversity agenda. At our corporate university, the Inter Academy, we offer Vieses Inconscientes training as a way of reinforcing the theme of unconscious bias and intensifying the culture of diversity and inclusion throughout Inter. We also held lives on gender equity in partnership with the institution Pro Mujer for all employees, promoted the Inter Diverso program and strengthened the awareness process through communications on literacy related to diversity and inclusion. Social Responsability Our Social Responsibility agenda is getting stronger and stronger. And recognizing who is part of this construction is one of our premises. Therefore, at the beginning of 2022 we recognized the most participatory volunteers, who provided time and effort in social actions and, together, impacted about 13,600 people in situations of socioeconomic vulnerability. Corporate Governance Commitments Board of Directors and the Audit Committee Annual Assessment In 1Q22, we implemented an annual evaluation system for Inter's Board of Directors and Audit Committee. Individual assessments were carried out by each member of the Boards for the year 2021. The purpose of such assessments is to ensure that the Board of Directors and the Audit Committee act with a focus on the strategic development of Inter and its subsidiaries and guide the proper management of the risks involved in the development of the group's activities. The performance of Organs collegiate bodies as a whole, the individual members, the governance secretariat and the other Inter teams involved in the preparation of materials and the necessary support for the activities of these bodies were evaluated. Advisory Board This quarter, Inter's Advisory Board was created. Comprised of a diverse team of international professionals, it aims to strengthen our capabilities in various topics such as internationalization, marketing, public relations, risks and growth drivers. The Advisory Board is composed of João Vitor Menin, CEO of Inter, Rafaela Vitória, Chief Economist and Director of Research, and advisors (i) Michel Combes, current CEO of Softbank Group International; (ii) Todd Chapman, served for more than 30 years as a US diplomat; (iii) Beatriz Perez, a consultant specializing in organizational development.

Consolidated balance sheet
(R$ Thousand)

Assets	1Q21	4Q21	1Q22
Cash and cash equivalents	347,158	464,853	730,309
Securities	19,990,306	34,644,204	35,350,238
Interbank investments	1,083,155	1,765,242	1,880,794
Marketable Securities	6,572,709	12,759,290	12,336,954
Interbank accounts	1,746,884	2,720,395	2,729,569
Interbranch accounts	46	1,279	1
Credit Portfolio	10,020,074	16,785,083	17,653,931
Loan Operations	7,337,095	11,149,717	11,721,138
Other credits with credit operating characteristic	2,937,290	6,164,898	6,614,203
Allowance for Loan Losses	(254,311)	(529,532)	(681,410)
Derivative financial instruments	548,835	525,967	738,580
Other financial assets	18,603	86,948	10,409
Tax Credit	258,442	524,210	610,066
Investments	91,163	77,901	79,172
Property, Plant and Equipment for use	32,292	36,150	42,980
Intangible	303,420	421,156	1,306,741
Other Assets	224,760	313,532	365,884
Total do ativo	21,247,541	36,482,005	38,485,390

Liabilities	1Q21	4Q21	1Q22
Financial Liabilities	17,944,471	27,897,520	29,950,419
Deposits	13,364,906	18,213,184	18,878,677
Demand Deposits	7,041,733	9,932,959	9,635,118
Savings Deposits	935,359	1,230,039	1,215,061
Time Deposits	5,387,814	6,922,061	7,889,929
Open Market Funds	164,877	1,317,844	1,239,141
Interbank accounts	1,704,893	3,572,093	4,280,956
Interbranch accounts	1,746,884	2,720,395	2,729,569
Interbranch accounts	11,478	18,528	23,518
Borrowing and Onlending	26,909	25,071	33,001
Derivative Financial Instruments	18,603	86,948	10,409
Other Financial Liabilities	579,235	807,287	903,262
Allowances	21,258	21,682	22,024
Shareholders' Equity	3,281,812	8,562,803	8,512,947
Total Liabilities and Shareholders' Equity	21,247,541	36,482,005	38,485,390

MANAGERIAL REPORT | 1Q22

18

Consolidated balance sheet (R$ Thousand) 18 MANAGERIAL REPORT | 1Q22

Consolidated income statement

(R$ Thousand)

INCOME STATEMENT	1Q21	4Q21	1Q22
Income from financial intermediation	361,776	808,401	881,307
Lending operations	285,193	472,740	485,016
Results with securities	87,556	316,517	344,942
Income from interbank investments	6,420	18,242	26,053
Results with derivative financial instruments	(20,251)	(176)	16,469
Results with foreign exchange	2,859	1,078	8,827
Expenses from financial intermediation	(56,155)	(248,345)	(336,768)
Gross profit from financial intermediation	305,622	560,056	544,539
Allowance for loan losses	(94,797)	(144,691)	(243,963)
Other operating income (expenses)	(209,699)	(354,372)	(339,281)
Fee income	139,382	269,461	288,017
Personnel expenses	(81,861)	(147,025)	(145,121)
Other administrative expenses	(203,256)	(322,805)	(320,214)
Taxes	(27,615)	(48,309)	(56,406)
Result of interests in subsidiaries	-	(7,203)	(5,572)
Other operating income	40,649	61,769	74,333
Other operating expenses	(76,999)	(160,260)	(174,318)
Operating income	1,124	60,992	(38,705)
Other income (expenses)	4,098	(73,818)	39,714
Income before taxes and profit sharing	5,221	(12,826)	1,009
Income tax and social contribution	(20,316)	(18,123)	(33,213)
Deferred income tax	35,932	37,320	59,674
Accounting net result	20,837	6,371	27,470

MANAGERIAL REPORT | 1Q22

19

19 Consolidated income statement (R$ Thousand) MANAGERIAL REPORT | 1Q22

Appendix

Customer relationship

Evaluation of the App	4.4 on Google Play Store 4.8 on App Store	No of access App and Internet Banking	500 million access in March 2022
Followers on social networks	More than 4.1 million of followers on social networks	Net Promoter Score (NPS)	83 in March 2022

Engagement

Beginning of relashionship with Inter

Active clients	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22
1Q20	36.7%	53.0%	56.6%	57.8%	58.1%	58.4%	58.2%	58.2%	59.6%
2Q20		45.6%	62.0%	62.4%	62.4%	62.7%	62.4%	62.2%	63.3%
3Q20			48.0%	61.7%	61.9%	62.5%	62.3%	62.2%	63.2%
4Q20				37.4%	52.9%	54.3%	54.7%	54.8%	55.6%
1Q21					40.8%	52.5%	52.6%	52.8%	53.4%
2Q21						41.4%	51.1%	51.1%	51.6%
3Q21							39.5%	48.6%	48.6%
4Q21								36.8%	44.3%
1Q22									38.3%

Financial KPIs

NPL	1Q22	4Q21	ΔQoQ	1Q21	ΔYoY
Real Estate Credit	2.43%	2.24%	0.2 p.p.	2.76%	-0.3 p.p.
SME Loans	0.21%	0.31%	-0.1 p.p.	0.05%	0.2 p.p.
Payroll Loans	2.87%	2.65%	0.2 p.p.	2.93%	-0.1 p.p.
Rural	0.00%	0.00%	0.0 p.p.	0.00%	0.0 p.p.
Credit Card	6.59%	5.18%	1.4 p.p.	4.26%	2.3 p.p.
Total	3.30%	2.79%	0.5 p.p.	2.59%	0.7 p.p.

Coverage Ratio	1Q22	4Q21	ΔQoQ	1Q21	ΔYoY
Real Estate Credit	50.57%	47.24%	3.3 p.p.	44.79%	5.8 p.p.
SME Loans	237.28%	191.06%	46.2 p.p.	759.84%	-522.6 p.p.
Payroll Loans	73.32%	75.79%	-2.5 p.p.	76.58%	-3.3 p.p.
Rural	0.00%	0.00%	0.0 p.p.	0.00%	0.0 p.p.
Credit Card	109.27%	116.07%	-6.8 p.p.	130.40%	-21.1 p.p.
Total	92.54%	95.14%	-2.6 p.p.	86.33%	6.2 p.p.

Loan-to-Value (LTV) - Real Estate Credit	1Q22	4Q21	ΔQoQ	1Q21	ΔYoY
Mortgage loans	50.57%	51.18%	-0.6 p.p.	51.25%	-0.7 p.p.
Home Equity	33.29%	35.19%	-1.9 p.p.	32.64%	0.6 p.p.
Total	47.21%	47.76%	-0.6 p.p.	46.51%	0.7 p.p.

MANAGERIAL REPORT | 1Q22

20

More than 4.1 million of followers on social networks Followers on social networks Evaluation of the App 4.4 on Google Play Store 4.8 on App Store Customer relationship We use technology to offer an even better platform and we establish a partnership relationship with our clients in each of our aspects. This relationship is very present on social networks, where engagement with us grows every day. 83 in March 2022 Net Promoter Score (NPS) 500 million access in March 2022 No of access App and Internet Banking Financial KPIs Appendix 20 MANAGERIAL REPORT | 1Q22 Engagement In 1Q22 we reached 9.9 million active clientes in the quarter.

Market risk management The Company manages the market risk of positions classified in the banking book as well as in the trading book. The risk management team monitors mismatches between indexes and terms of active and passive positions, checking the strategies (and risks) assumed on a daily basis. The Bank currently has an adequate market risk considering the strategy and complexity of the business, as well as in line with the Institution’s Risk Appetite Statement. Additionally, it is noteworthy that Inter currently uses tools such as Value-At-Risk (VaR), delta EVE and delta NII in the periodic management of market risk. Liquidity management The management of liquidity risk independently promotes the daily control and monitoring of Banco Inter’s liquidity in accordance with Resolution 4557 of the Central Bank of Brazil, as well as in line with the best market practices. The Bank regularly assesses its liquidity indicators and asset/liability mismatches, weighing minimum cash metrics, level of cash allocated to highly liquid assets (HQLA), potential cash requirements in a stress scenario, among others. Additionally, the Institution has a fragmented client base with demand deposits (and term deposits), as well as a robust (available) stock of collateral for the issuance of real estate credit notes (LCI) that potentially generate stability in liquidity management. 21 15 100% TIER I To better understand the revenues generated by each of our avenues and their respective products, we propose a managerial redistribution of our revenues. We allocate managerially part of the revenue that is recorded in the lines of “Revenues from financial intermediation” and “Other operating income” as revenue from services: Managerial allocation of fee income MANAGERIAL REPORT | 1Q22

Glossary Active clients: Active clients are those with checking accounts that generated revenue during the quarter. Products from all business avenues are considered. Cross-Selling Index (CSI): The average of products consumed per active client in the quarter. It is calculated based on the total number of products consumed in the period divided by the number of active clients in the same period. Products from all business avenues are considered. Average revenue per active client (ARPAC): Average revenue per client is calculated by adding the average revenue per active client from credit and services. ARPAC credit = [(NII adjusted)*4] ÷ number of active clients + ARPAC services = [(Expanded service revenue)*4] ÷ active clients Net Interest Income (NII): The gross result of financial intermediation, before PDD. It can be calculated using the formula: Income from Financial Intermediation – Expenses from Financial Intermediation. Expanded service revenues: Considers revenues from cards (exchange + performance), floating, Inter Invest, Inter Seguros, Inter Shop (gross cashback expenses) and ancillary income from credit and digital accounts. Total Revenues: Revenues from financial intermediation plus revenues from the provision of services and other operating income. Net Interest Margin (NIM): A measure of profitability obtained from the difference between revenues from financial intermediation and the cost of funding, relative to profitable assets. It is calculated based on the ratio between the average of the last 5 quarters of the NII and the average profitable assets. Profitable assets, in turn, are calculated from the sum of cash and cash equivalents, interbank investments with immediate liquidity, securities, interbank relationships, interdependence relationships, other financial assets, credit operations, other credits and provisions. 22 MANAGERIAL REPORT | 1Q22

Efficiency Index: A metric calculated according to the following ratio: 푃푒푟푠표푛푛푒푙 퐸푥푝푒푛푠푒푠 + 푂푡ℎ푒푟 푎푑푚𝑖푛𝑖푠푡푟푎푡𝑖푣푒 푒푥푝푒푛푠푒푠 + 푂푡ℎ푒푟 표푝푒푟푎푡𝑖푛푔 푒푥푝푒푛푠푒푠 + 푇푎푥 푒푥푝푒푛푠푒푠 + 푝푒푟푓표푟푚푎푛푐푒 퐹푒푒 𝑖푛푐표푚푒 + 푂푡ℎ푒푟 푎푑푚𝑖푛𝑖푠푡푟푎푡𝑖푣푒 푒푥푝푒푛푠푒푠 + 퐼푛푐표푚푒 푓푟표푚 퐹𝑖푛푎푛푐𝑖푎푙 퐼푛푡푒푟푚푒푑𝑖푎푡𝑖표푛 − 푝푒푟푓표푟푚푎푛푐푒 Resources under custody (AuC): AuC include the primary funding products issued by Inter, assets under custody (products issued by third parties, investment funds, shares and other securities) of Inter DTVM and assets under management by Inter Asset. Cost of Funding: The cost incurred with capturing clients. To calculate the percentage cost of funding, deposits and bills issued are weighted as a percentage of the CDI, considering the issuance fees, volumes and maturities of each one. In the percentage calculation certain bills indexed to inflation are not taken into account. Client Acquisition Cost (CAC): The average cost to add a client to the base, considering operating expenses for opening an account - such as onboarding personnel, embossing and sending cards and digital marketing expenses with a focus on client acquisition divided by the number of accounts opened in the quarter. Cost to Serve per client (CTS): CTS = [[(Administrative expenses + personnel expenses + other operating expenses – cashback expenses) – (CAC * number of account openings)] *4 ] ÷ number of digital accounts. Volume traded in Marketplace (GMV): Includes the volume transacted in purchases made through the shopping service, in the affiliated and end- to-end models, as well as recharging, gift cards and other products sold through Inter Marketplace. Expanded credit portfolio: Includes credit operations, credit card operations in cash, revolving and installments, in addition to certain TVM operations such as debentures and CRIs. Return on Average Equity (ROAE): ROAE = Sum (Net income for the last 4 quarters) / Average (Net equity for the last 5 quarters). Return on Average Assets (ROAA): ROAA = Sum (Net income for the last 4 quarters) / Average (Total assets for the last 5 quarters). 23 MANAGERIAL REPORT | 1Q22

This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting the Bank, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not facts or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward- looking statements may, among other things, convictions related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on Inter's expectations and convictions about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. The numbers for our key metrics (Unit Economics), which include monthly active users (MAU), average revenue per user (ARPU) and cross selling index (CSI), are calculated using Inter’s internal data. Whether based on what we believe to be reasonable estimates, there are challenges inherent in measuring the use of our products. In addition, we continually seek to improve estimates of our user base, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. The financial information, unless otherwise stated, is presented in millions of reais, in accordance with the consolidated financial statements, in BACEN GAAP. 24 DISCLAIMER MANAGERIAL REPORT | 1Q22

Financial Statements

Quarterly financial information

March 31, 2022

Contents

Management report	3

Independent auditors’ report on the individual and consolidated quarterly financial information	6

Individual and consolidated balance sheets	8

Individual and consolidated statements of income	10

Individual and consolidated statements of comprehensive income	11

Individual and consolidated statements of cash flows	12

Individual and consolidated statements of changes in shareholders’ equity	13

Individual and consolidated financial statements of added value	14

Notes to the individual and consolidated quarterly financial information	15

Management report

The Management of Banco Inter S.A. and its subsidiaries (Inter), a private multiple-service bank operating through a digital platform, including financial and non-financial services, in accordance with legal and statutory provisions, hereby presents its shareholders with quarterly financial information for the period ended March 31, 2022. The information, except where otherwise indicated, is expressed in Brazilian local currency (in thousands of Reais) and was prepared with basis on accounting practices established by the Brazilian corporate law, rules and instructions of the National Monetary Council (CMN) and the Central Bank of Brazil (Bacen), when applicable.

Inter

We are a digital platform aiming to simplify the lives of our clients. We started our journey in 1994 and since 2015 we are one of the main agents in the modernization of the Brazilian banking industry, offering a disruptive value proposition with a new bank concept. We currently offer an extensive portfolio of financial and non-financial services and products through our Super App. Our more than 27 years of our experience in the Brazilian banking industry have provided credibility to provide quality services and products in a heavily regulated market. Concurrently, the fintech essence provided a modern, agile, scalable and digital business model to Inter, meeting the client demands and growth strategies in the best way possible.

Since the digitalization of our business model in 2015, we have managed to diversify our revenues, increasing the relevance of service revenues. Furthermore, the structure of a digital retail bank contributes to a low funding cost model, which is more resilient and dispersed among our account holders.

The products that today comprise the Inter ecosystem are integrated and completely interconnected, offering options to clients such as: current account, loans and financing, investments, consortia, foreign exchange, insurance, in addition to the possibility of buying products in the main retail stores within the country, through Inter Shop, our digital shopping mall, all in a single application, simply and quickly.

Operating highlights

Digital account

In the quarter ended March 31, 2022, we surpassed the mark of 18 million clients, which is equivalent to 93% growth in the period. Our NPS reached 83 points, reaching the excellence zone and over 1.5 billion logins to our app were made during the first quarter of 2022.

Loan Portfolio

The balance of loan operations reached R$18.3 billion, accounting for a positive change of 5.8% over December 31, 2021. The real estate secured loan portfolio exceeded R$ 5.2 billion, accounting for a growth of 4.0% compared to December 2021, when its balance was R$ 5.0 billion. The individual loan portfolio, which includes payroll loan and credit card portfolios, reached R$ 11.4 billion, recording a growth of 9.2% compared to December 31, 2021, when it totaled R$ 10.4 billion.

Funding

Total funding amounted to R$ 23.2 billion, 6.3% higher than the amount of R$ 21.8 billion recorded on December 31, 2021.

Economic and financial highlights

Net Income (Loss)

We present consolidated net income (loss) for the quarter ended March 31, 2022, of R$ 27.5 million, which represents an increase of R$ 6.7 million when compared to the quarter ended March 31, 2021. The difference in net income between the periods is due to the increase in revenues from loan operations and by the increase in transactions carried out on our Marketplace.

Gross income (loss) from financial intermediation

The Gross Income from Financial Intermediation reached R$ 544.5 million, recording an increase of R$ 238.9 million compared to the amount recorded in the same period in 2021. As a positive highlight, we can mention the results with loan operations, reaching the amount of R$ 485.0 million, with a growth of 70.1% when compared to the quarter of 2021, and with securities and derivative financial instruments, reaching the amount of R$ 351.3, growth of 301.2% compared to the same year of 2021.

Administrative expenses

Administrative and personnel expenses incurred in the quarter ended March 31, 2022 totaled R$ 465.3 million, an increase of R$ 180.2 million in relation to the same period of 2021, a growth explained by the volume of operations, expansion of services and products offered, in addition to the exponential growth of the client base.

Equity highlights

Total assets

Total assets reached R$ 38.6 billion in the quarter ended March 31, 2022, a 5.9% growth compared to December 2021.

Shareholders' equity

Shareholders’ equity totaled R$ 8.5 billion, showing a decrease of R$ 55.7 million when compared to December 31, 2021, explained by the marking of asset markets, reflected in other comprehensive income.

Inter closed the period as of March 31, 2022 with a Basel Ratio of 35.7%, maintaining a solid capital structure to maintain the growth rates.

Ratings

The Investment Grade rating assigned by the specialized rating agencies Fitch Ratings and Standard & Poor's, with long-term national scale ratings of “A-(bra)” and “brAA”, respectively, proves Inter’s adequate liquidity position and comfortable capitalization level. We also highlight the change in the rating assigned by Standard & Poor's as of July 2021, which raised Inter’s rating scale to “brAA+”, and the change in the outlook rating by the Fitch Ratings from negative to positive. The branches highlight the improvement in credit quality, the mitigation of the risks of maturity mismatches, the important advances in the cross-selling of products and in the autonomy of fundraising, reflecting the benefits of the exponential growth of the client base in recent years.

Securities portfolio

Pursuant to Article 8 of Bacen Circular 3068/01, Inter declares its intention and ability to hold R$ 963.0 million in the “Held to maturity securities” category.

Statement of the Executive Board

Inter’s Executive Board declares that it has discussed, reviewed, and agrees with the opinions expressed in the independent auditor’s report, and reviewed, discussed and agrees with financial information for period as of March 31, 2022.

Relationship with the independent auditors

In accordance with CVM Instruction 381, Inter informs that other services engaged in addition to audit services of its quarterly financial information do not interfere in the policy adopted fulfills the principles that preserve the independence of the auditor, in accordance with criteria accepted worldwide, which are that the auditor shall not audit his own work, or exercise management roles at his client or promote the interests thereof.

Acknowledgment

We would like to thank our shareholders, clients and partners for their trust, as well as each of our employees who build our history daily.

Belo Horizonte, May 16, 2022.

The Management

KPMG Auditores Independentes Ltda.

Rua Paraíba, 550 - 12º andar - Bairro Funcionários

30130-141 - Belo Horizonte/MG - Brazil

Caixa Postal 3310 - CEP 30130-970 - Belo Horizonte/MG - Brazil

Telephone +55 (31) 2128-5700, Fax +55 (31) 2128-5702

www.kpmg.com.br

Report on the review of quarterly information - ITR

To the Shareholders, Board of Directors and Administrators of Banco Inter S.A. Belo Horizonte – Minas Gerais
Introduction

We reviewed the consolidated interim financial information of Banco Inter S.A. (“Bank”), identified as the parent company and consolidated, respectively, which comprise the balance sheet as of March 31, 2022, and the respective statements of income, comprehensive income, changes of shareholders’ equity and cash flows for the three-month period then ended, including the notes.

Management is responsible for the preparation of this interim consolidated financial information in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by the Central Bank of Brazil - BACEN, as well as for the presentation of this information in a manner consistent with the standards issued by the Securities Commission, applicable to the preparation of the Quarterly Information. Our responsibility is to express a conclusion on these interim financial information based on our review.

Scope of the review

Our review was carried out in accordance with the Brazilian and international review standards for interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists in asking questions, chiefly to the persons in charge of financial and accounting affairs, and in applying analytical procedures and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG Assurance Services Ltda., is a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International (“KPMG International”), a Swiss cooperative.

Conclusion

Based on our review, we are not aware of any facts that would lead us to believe that this consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with the accounting practices adopted in Brazil applicable to financial institutions authorized to operate by Central Bank of Brazil and presented in a manner consistent with the standards issued by the Securities Commission - CVM.

Other matters

Statements of added value

The aforementioned quarterly information includes the consolidated statements of added value (DVA), referring to the three-month period ended March 31, 2022, prepared under the responsibility of the Bank’s management, whose presentation is not required in accordance with the accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil. These statements have been subject to review procedures performed in conjunction with the review of the quarterly information, in order to determine whether they are reconciled with the interim financial information and book records, as applicable, and whether their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, we are not aware of any other event that make us believe that those were not prepared, in all material respects, in accordance with consolidated interim financial information taken as a whole.

Consolidated financial statements

These consolidated financial statements for the quarter ended March 31, 2022, which were prepared in accordance with the accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil – BACEN, are being presented in addition, as provided for in Art. 77 of CMN Resolution 4966, to the consolidated financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). They were presented separately by the Bank on this date, and we have issued an independent auditor’s report on them, without any modification, dated May 16, 2022.

Belo Horizonte, May 16, 2022

KPMG Auditores Independentes Ltda.

CRC SP-014428/O-6 F-MG

Original report in Portuguese signed by

João Paulo Dal Poz Alouche

Accountant CRC 1SP245785/O-2

KPMG Assurance Services Ltda., is a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International (“KPMG International”), a Swiss cooperative.

Individual and consolidated balance sheets as of March 31, 2022 and December 31, 2021

(Amounts expressed in thousands of reais)

		Parent company		Consolidated
	Note	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Assets

Cash and cash equivalents	5	501,525	464,337	730,309	464,853

Financial instruments		34,955,803	34,417,320	35,350,238	34,644,204

Marketable securities	6	1,830,775	1,775,549	1,880,794	1,765,242

Securities	7	12,475,328	12,992,564	12,336,954	12,759,290

Derivative financial instruments	8	3,966	4,297	10,409	86,948

Interbank accounts - assets	9	2,729,569	2,720,395	2,729,569	2,720,395

Interbank Investments - assets		-	1,278	1	1,279

Loan portfolio	10	17,365,852	16,542,093	17,653,931	16,785,083
Loan operations		11,432,749	10,906,428	11,721,138	11,149,717
Other credits with and without credit granting characteristic		6,614,203	6,164,898	6,614,203	6,164,898
Provision for expected losses associated with credit risk		(681,100)	(529,233)	(681,410)	(529,532)

Other financial assets	11	550,313	381,144	738,580	525,967

Deferred tax assets	12	606,316	521,738	610,066	524,210

Investments	14	1,345,003	389,862	79,172	77,901
Investments in subsidiaries’ interest		1,265,831	311,961	-	-
Investments in interest in associated companies		69,663	76,750	69,663	76,750
Other investments		9,509	1,151	9,509	1,151

Property, plant and equipment		35,535	34,253	42,980	36,150
Property, plant and equipment for use		56,447	53,828	64,685	56,358
(Accumulated depreciation)		(20,912)	(19,575)	(21,705)	(20,208)

Intangible assets	15	342,630	297,289	1,306,741	421,156
Intangible assets		469,952	393,125	1,448,737	530,722
(Accumulated amortization)		(127,322)	(95,836)	(141,996)	(109,566)

Other assets	13	338,265	308,841	365,884	313,532

Total assets		38,125,077	36,433,640	38,485,390	36,482,006

Individual and consolidated balance sheets as of March 31, 2022 and December 31, 2021

(Amounts expressed in thousands of reais)

		Parent company		Consolidated
	Note	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Liabilities

Deposits and other financial liabilities		29,674,884	27,923,319	29,950,419	27,897,520

Deposits	16 a	18,944,492	18,534,977	18,878,677	18,213,184
Demand deposits		9,696,859	10,019,395	9,635,118	9,932,959
Savings deposits		1,215,061	1,230,039	1,215,061	1,230,039
Time deposits		7,894,003	7,157,418	7,889,929	6,922,061
Interbank deposits		138,569	128,125	138,569	128,125

Money market borrowings		1,239,139	1,151,344	1,239,141	1,317,844

Acceptances and endorsements	16b	4,323,118	3,598,194	4,280,956	3,572,093

Interbank accounts - liabilities	9	4,515,822	3,876,964	4,515,822	3,876,964

Interbranch accounts - liabilities		23,517	18,527	23,518	18,528

Borrowings and domestic onlendings		32,836	24,877	33,001	25,071

Derivative financial instruments	8	76,042	66,472	76,042	66,549

Other financial liabilities	17	519,918	651,964	903,262	807,287

Provisions	20	22,024	21,682	22,024	21,682

Total liabilities		29,696,908	27,945,001	29,972,443	27,919,202

Capital		8,655,706	8,655,705	8,655,706	8,655,705
Capital reserve		14,822	11,566	14,822	11,566
Profit reserve		55,062	76,118	55,062	76,118
Other comprehensive income		(254,867)	(212,195)	(254,867)	(212,195)
Treasury shares		(42,554)	(42,555)	(42,555)	(42,555)
Total shareholders' equity of controlling shareholders	21	8,428,169	8,488,639	8,428,169	8,488,639
Non-controlling interest		-	-	84,779	74,165
Shareholders’ equity		8,428,169	8,488,639	8,512,948	8,562,804

Total liabilities and shareholders’ equity		38,125,077	36,433,640	38,485,390	36,482,006

Individual and consolidated financial statements of income

Quarters ended March 31, 2022 and 2021

(Amounts expressed in thousands of reais)

		Parent company		Consolidated
	Note	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Loan operations	10g	471,277	283,354	485,016	285,193
Income from Foreign Exchange Operations		8,827	2,859	8,827	2,859
Income (loss) from interbank funds applied	6b	25,310	6,420	26,053	6,420
Income (loss) from securities and derivative financial instruments	7c	344,502	87,687	344,942	87,556
Income (loss) from derivative financial instruments	8d	17,501	(20,251)	16,469	(20,251)
Financial intermediation revenues		867,417	360,069	881,307	361,776

Money market repurchase agreements		(336,448)	(56,744)	(336,388)	(55,777)
Loan operations and onlendings		(380)	(378)	(380)	(378)
Financial intermediation expenses		(336,828)	(57,122)	(336,768)	(56,155)

Gross income (loss) from financial intermediation		530,589	302,948	544,539	305,622

Allowance for doubtful accounts	10 f	(243,952)	(94,792)	(243,963)	(94,797)
Income (loss) from provisions for loss		(243,952)	(94,792)	(243,963)	(94,797)

Revenues from services rendered	22	144,813	73,982	288,017	139,382
Personnel expenses	23	(128,637)	(74,953)	(145,121)	(81,861)
Other administrative expenses	24	(294,793)	(188,068)	(320,214)	(203,256)
Tax expenses		(38,335)	(22,821)	(56,406)	(27,615)
Equity in income of subsidiaries	14a	53,417	28,736	-	-
Equity in income of associated companies		(5,572)	-	(5,572)	-
Other operating revenues	25	50,948	32,223	74,333	40,649
Other operating expenses	26	(151,368)	(67,579)	(174,318)	(76,999)
Other operating revenues (expenses)		(369,527)	(218,480)	(339,281)	(209,701)

Operating income		(82,890)	(10,325)	(38,705)	1,124

Other revenues		46,973	11,354	46,981	11,354
Other expenses		(5,476)	(6,875)	(7,267)	(7,256)
Other revenues and expenses	27	41,497	4,479	39,714	4,098

Income (loss) before tax on profit		(41,393)	(5,846)	1,009	5,221

Provision for income tax		-	(7,389)	(23,111)	(12,431)
Provision for social contribution		-	(6,061)	(10,102)	(7,885)
Deferred tax assets	19	58,396	34,168	59,674	35,932
Taxes and profit sharing		58,396	20,718	26,461	15,616

Income (loss) for the quarter		17,003	14,872	27,470	20,837

Interest of controlling shareholders				17,003	14,872
Minority interest in subsidiaries				10,467	5,966

Net earnings (losses) per share
Basic earnings per share - R$				0.00662	0.01953
Diluted earnings per share – R$				0.00661	0.01927

Individual and consolidated financial statements of comprehensive income

Quarters ended March 31, 2022 and 2021

(Amounts expressed in thousands of reais)

	Parent company		Consolidated
	3/31/2022	3/31/2021	3/31/2022	3/31/2021
Net income (loss) for the quarter	17,003	14,872	27,470	20,837
Other comprehensive income for the quarter
Items that can be subsequently reclassified to income (loss)
Income (loss) from fair value appraisal of securities available for sale	(58,182)	(146,761)	(58,182)	(146,562)
Income from exchange rate change	(10,672)	-	(10,672)	-
Tax effect	26,182	66,042	26,182	65,953

Total comprehensive income for the quarter	(25,669)	(65,847)	(15,202)	(59,772)
Allocation of comprehensive income
Controlling shareholders’ comprehensive income portion			(25,669)	(65,847)
Non-controlling shareholders’ income portion			10,467	6,075

Total comprehensive income for the quarter			(15,202)	(59,772)

Individual and consolidated statements of cash flows

Quarters ended March 31, 2022 and 2021

(Amounts expressed in thousands of reais)

	Parent company		Consolidated
	3/31/2022	3/31/2021	3/31/2022	3/31/2021
Prepared by indirect method
Operating activities
Net income (loss) for the period	17,003	14,872	27,470	20,837

Provision for income tax and social contribution	-	(13,450)	33,213	20,316
Provision for expected losses associated with credit risk	243,952	94,792	243,963	94,797
Deferred taxes	(58,396)	(34,168)	(59,674)	(35,932)
Civil, labor and tax (Reversals)/provisions	4,092	3,704	4,092	3,704
Equity in income of subsidiaries	(53,417)	(28,736)	-	-
Equity in income of associated companies	5,572	-	5,572	-
Exchange rate income or loss	(834)	(1,006)	(834)	(1,006)
Depreciation and amortization	34,869	17,340	36,848	17,685
Other capital gains (losses)	(38,487)	(6,891)	(36,930)	(6,511)
Provision for revenues from performance	(26,772)	(20,689)	(40,734)	(20,689)

Changes in assets and liabilities
Increase (Decrease) in interbank funds applied	350,276	(5,949)	290,187	(5,949)
(Increase) Decrease in trading securities	(1,395)	(338,893)	(166,243)	(328,669)
(Increase) Decrease in interbank accounts/relations	629,684	361,714	629,684	361,714
Increase (Decrease) in interbranch accounts	6,268	(11,511)	6,268	(11,511)
(Increase) Decrease in loan operations	(1,067,711)	(1,476,100)	(1,112,811)	(1,514,777)
(Increase) Decrease in other financial assets	(112,270)	(161,590)	(143,307)	(172,596)
(Increase) Decrease in Deferred tax assets	(26,182)	-	(26,182)	-
(Increase) Decrease in other assets	(29,423)	(22,984)	(52,351)	(20,865)
Increase (Decrease) in deposits	409,515	938,289	665,493	947,178
Increase (Decrease) in money market repurchase commitments	87,795	62,004	(78,703)	67,271
Increase (Decrease) in acceptances and endorsements	724,924	(24,595)	708,863	(24,543)
Increase (Decrease) in borrowings and domestic onlendings	7,959	(496)	7,930	(496)
Increase (decrease) in derivative financial instruments	9,901	35,351	86,031	35,351
Increase (Decrease) in provisions	(3,750)	(3,059)	(3,750)	(3,059)
Increase (Decrease) in Other financial liabilities	(350,452)	124,270	(129,829)	115,562

Cash generated by (used in) operating activities	762,271	(497,781)	894,266	(462,188)

Income tax and social contribution paid	-	(12,416)	(25,819)	(19,111)

Cash generated by (used in) operating activities	762,271	(510,197)	868,447	(481,299)

Investment activities
Acquisition of investments	(917,275)	(117,630)	-	(90,058)
Disposal of fixed assets	(2,619)	-	(8,954)	-
Acquisition of fixed assets	-	(2,691)	-	(3,349)
Acquisition of intangible assets	(69,653)	(60,071)	(710,015)	(95,635)
Disposal of intangible assets	-	-	2,214	-
Increase in securities available for sale	(2,077,801)	(295,760)	(1,980,884)	(295,760)
Disposal of securities available for sale	2,662,965	253,864	2,657,740	253,864
Acquisition of securities held to maturity	(125,027)	(535,500)	(146,622)	(535,500)
Disposal of securities held to maturity	26,494	-	26,494	-
Dividends received	760	22,965	-	-

Net cash invested in investment activities	(282,806)	(734,823)	(160,027)	(766,438)

Financing activities
Capital increase	-	-	-	-
Purchase of options - Share-based payments	-	(670)	-	(670)
Repurchase of treasury shares	(38,059)	-	-	-
Funds from treasury shares	-	7,040	-	7,040
Interest on own capital paid	-	(10,373)	(38,059)	(10,373)
Acquisition of non-controlling interest with no change in control	-	-	-	(4,900)

Net cash from (invested in) financing activities	(38,059)	(4,003)	(38,059)	(8,903)

Increase (decrease) in cash and cash equivalents	441,856	(1,249,023)	670,361	(1,256,640)

Cash and cash equivalents at the beginning of the period	464,337	2,139,626	500,444	2,177,652
Cash and cash equivalents at the end of the period	907,027	891,609	1,171,639	922,018
Effect of changes in exchange rate on cash and cash equivalents	(834)	(1,006)	(834)	(1,006)

Increase (decrease) in cash and cash equivalents	441,856	(1,249,023)	670,361	(1,256,640)

Transactions not involving cash

Fair value adjustments of instruments available for sale	58,182	(80,719)	58,182	(80,610)

Individual and consolidated statements of changes in shareholders’ equity

Quarters ended March 31, 2022 and 2021

(Amounts expressed in thousands of reais)

				Profit reserve
	Note	Capital	Capital reserve	Profit legal	Profit statutory	Other comprehensive income	Retained earnings (loss)	Treasury shares	Total Bank’s shareholders' equity	Other comprehensive income	Non-controlling interests in shareholders’ equity of subsidiaries	Total shareholders’ equity
Balances at January 01, 2021		3,216,455	83,714	17,206	65,778	37,056	-	(117,521)	3,302,688	(780)	48,581	3,350,489

Capital increase		-	-	-	-	-	-	-	-	-	-	-
Cost for the issue of shares		-	-	-	-	-	-	-	-	-	-	-
Share-based payments		-	(670)	-	-	-	-	-	(670)	-	-	(670)
Income (loss) for the period	21d	-	-	-	-	-	14,872	-	14,872	-	5,966	20,837
Proposed allocations:		-
Formation of legal reserve		-	-	-	-	-	-	-	-	-	-	-
Formation of profit reserve payable		-	-	-	4,499	-	(4,499)	-	-	-	-	-
Interest on own capital		-	-	-	-	-	(10,373)	-	(10,373)	-	-	(10,373)
Cost in the sale of treasury shares		-	(74,119)	-	-	-	-	74,119	-	-	-	-
Income in the sale of treasury shares								7,040	7,040	-	-	7,040
Acquisition of investment with non-controlling interest		-	-	-	-	-	-	-	-	-	(4,901)	(4,901)
Mark-to-Market		-	-	-	-	(80,719)	-	-	(80,719)	109	-	(80,610)
Balances at March 31, 2021		3,216,455	8,925	17,206	70,277	(43,663)	-	(36,362)	3,232,838	(671)	49,646	3,281,812

Balances at January 01, 2022		8,655,706	11,566	18,937	57,181	(212,195)	-	(42,554)	8,488,641	-	74,165	8,562,806
Share-based payments		-	3,256	-	-	-	-	-	3,256	-	-	3,256
Income (loss) for the period	21d	-	-	-	-	-	17,003	-	17,003	-	10,467	27,470
Proposed allocations:		-										-
Formation of legal reserve		-	-	850	-	-	(850)	-	-	-	-	-
Formation of profit reserve payable		-	-	-	16,153	-	(16,153)	-	-	-	-	-
Interest on own capital		-	-	-	(38,059)	-	-	-	(38,059)	-	-	(38,059)
Acquisition of investment with non-controlling interest		-	-	-	-	-	-	-	-	-	147	147
Mark-to-Market		-	-	-	-	(32,000)	-	-	-	-	-	(32,000)
Exchange variation adjustment		-	-	-	-	(10,672)	-	-	(10,672)	-	-	(10,672)
Balances at March 31, 2022		8,655,706	14,822	19,787	35,275	(254,867)	-	(42,554)	8,428,169	-	84,779	8,512,948

Individual and consolidated financial statements of value added

Quarters ended March 31, 2022 and 2021

(Amounts expressed in thousands of reais)

	Parent company		Consolidated
	3/31/2022	3/31/2021	3/31/2022	3/31/2021
1. Revenues	709,355	308,381	865,090	374,108
Financial Intermediation	867,417	360,069	881,307	361,777
Rendering of services	144,813	73,982	288,017	139,382
Allowance for doubtful accounts	(243,952)	(94,792)	(243,963)	(94,797)
Other operating revenue and expenses	(58,923)	(30,878)	(60,271)	(32,253)

2. Financial intermediation expenses	(336,828)	(57,122)	(336,768)	(56,154)

3. Materials and services acquired from third-parties	(249,830)	(165,392)	(273,345)	(180,113)
Materials, energy and other	(217,261)	(149,083)	(235,814)	(152,954)
Third party services	(32,569)	(16,309)	(37,531)	(27,159)

4. Gross added value (1-2-3)	122,697	85,867	254,977	137,841

5. Retentions	(34,869)	(17,340)	(36,848)	(17,685)
Depreciation and amortization	(34,869)	(17,340)	(36,848)	(17,685)

6. Net added value produced by the Entity (4+5)	87,828	68,527	218,129	120,156

7. Added value received as transfer	47,845	28,736	(5,572)	-
Equity in net income of subsidiaries	47,845	28,736	(5,572)	-

8. Added value payable (6+7)	135,673	97,264	212,557	120,156

9. Distribution of added value	135,673	97,264	212,557	120,156
Personnel and charges	110,095	64,522	124,797	70,550
Direct remuneration	88,545	51,407	100,841	56,445
Benefits	15,923	10,084	17,836	10,806
FGTS	5,627	3,031	6,120	3,299
Taxes, contributions and rates	(1,519)	12,535	49,846	23,311
Federal	(6,335)	9,844	39,777	18,562
Municipal	4,816	2,691	10,069	4,749
Rentals	10,094	5,336	10,444	5,458
Interest on own capital	-	10,373	-	10,373
Retained earnings (losses) for the semester	17,003	4,499	17,003	4,499
Non-controlling interest	-	-	10,467	5,965

Notes to the quarterly financial information

(In thousands of reais, unless otherwise indicated)

1	Operations

Banco Inter S.A. (“Bank”, “Inter” or “Group”) is a publicly-held company operating as a multiple-service bank based on a digital platform, as authorized by the Central Bank of Brazil and pursuant to applicable Brazilian legislation. Inter’s objective is to operate as a digital multi-service bank for individuals and companies, and among its main activities are real estate loans, payroll loans, loans for companies, rural loans, credit card operations, current account services, foreign exchange rate, investments, insurance, as well as a marketplace of non-financial services provided by means of its subsidiaries. The operations are conducted within the context of the Inter companies, working in the market in an integrated manner.

2	Presentation of quarterly financial information

This quarterly financial information has been prepared in accordance with the brazilian accounting practices applicable to the institutions authorized to operate by the Central Bank of Brazil (Bacen), and are in accordance with the accounting guidance issued by Law 4595/64 (Brazilian Financial System Law), Corporation Law, including the changes introduced by Law 11638, dated December 28, 2007 and Law 11941, dated May 27, 2009, to calculate the operations, in accordance with, when applicable, the standards and instruction of National Monetary Council (CMN), Brazilian Securities and Exchange Commission (CVM).

CMN Resolution 4966 was published in November 2021 and addresses the accounting concepts and criteria applicable to financial instruments, as well as for the designation and recognition of hedging relationships (hedge accounting) seeking the convergence of the accounting criterion of the COSIF for the requirements of the international standard of IFRS 9. The Resolution becomes effective on January 1, 2025.

CMN Resolution 4975 was published by the Central Bank of Brazil in December 2021 and establishes compliance with the Technical Pronouncement of the Accounting Pronouncements Committee (CPC) 06 (R2) – Leases, in the recognition, measurement, presentation, and disclosure of leasing operations, which becomes effective on January 1, 2025.

As of January 1, 2022, CMN Resolutions 4818 and BCB 02 came into force, providing for the adoption of the International Accounting Standards (IFRS) for institutions that disclose or publish consolidated financial statements, voluntarily or by virtue of legal, regulatory, statutory or contractual provisions. It also applies to the consolidated financial statements for periods of less than one year.

Pursuant to Article 77 of Resolution 4966, the institutions mentioned in Article 1 of the same Resolution are allowed to prepare and disclose consolidated financial statements in accordance with the Accounting Standard for Institutions Regulated by the Central Bank of Brazil (Cosif).

In the preparation of the individual and consolidated financial information, equity interests, relevant balances receivable and payable, revenues and expenses arising from transactions between subsidiaries, and unrealized results between these companies were eliminated, and the interest of minority shareholders was recorded in the income (loss) and shareholders’ equity.

The individual and consolidated financial information prepared based on the international accounting standard issued by the International Accounting Standards Board (IASB) for the period ended March 31, 2022, will be disclosed, within the legal term, at https://ri.bancointer.com.br.

Banco Inter, together with the market and the Central Bank, has already started the impact assessments and necessary changes to meet its implementation, and assessments on the identification and treatment of expected impacts.

Management hereby declares that the disclosures made in Inter’s individual and consolidated financial information shows all the relevant information used in its management and that the accounting practices described have been consistently applied between the periods.

a.	Authorization to issue quarterly financial information

The issue of quarterly financial information was authorized by the Board of Directors during a meeting held on May 16, 2022.

b.	Use of estimates and judgments

The preparation of this quarterly financial information, Management used judgments, estimates and assumptions that affect the application of policies of the Bank, and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

(i)	Judgments

Information about judgment referring to the adoption of accounting policies which impact significantly the amounts recognized in the quarterly financial information is included in the following notes:

•	Note 3(a) – Consolidation: determination whether Inter has control over an investee;

•	Note 14 - Equity in net income in investees: determines if Inter has significant influence over an investee.

(ii)	Uncertainties on assumptions and estimates

Estimates and assumptions are reviewed on a continuous basis. Reviews of estimates are recognized on a prospective basis. Information on uncertainties as to assumptions and estimates that pose a high risk of resulting in a material adjustment within the next quarter as of March 31, 2022 is included in the following notes:

•	Note 7 – Estimates of fair value for certain financial instruments and impairment losses of securities classified into the category of securities for trading and available for sale;

•	Note 10 – Provisioning criteria: the measurement of expected losses associated with credit risk;

•	Note 12 – Recognition of deferred tax assets: availability of future taxable income against which tax losses may be used;

•	Note 14 – impairment of goodwill;

•	Note 20 - recognition and measurement of provisions and contingencies: main assumptions regarding the likelihood and magnitude of the outflows of funds.

3	Significant accounting policies

a.	Basis of consolidation

The following table presents the subsidiaries/funds included in the consolidated quarterly financial information for the period:

		Interest in capital (%)
Direct subsidiaries	Line of business	Common Shares and/or Units	03/31/2022	12/31/2021
Pronto Money Transfer Inc. (USEND)	Rendering of services	16,000,000.00	100.0%	0.0%
Inter Marketplace Ltda.	Rendering of services	4,999,999	99.9%	99.9%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	Securities distributor	24,583,333	98.3%	98.3%
Inter Asset Holding S.A.	Asset manager	267,074,209	70.0%	70.0%
Acerto Cobrança e Informações S.A.	Collection	100,000,000,000	60.0%	60.0%
Inter Digital Corretora e Consultoria de Seguros Ltda.	Insurance brokers	59,750	60.0%	60.0%
IM Designs Desenvolvimento de Software Ltda.	Rendering of services	100,000,000	50.0%	50.0%

		Interest in capital (%)
Controlled Funds	Line of business	Common Shares and/or Units	03/31/2022	12/31/2021
TBI Fundo de Investimento Multimercado Crédito Privado Investimento no exterior	Investment Fund	443,689,064	100.0%	100.0%
TBI Fundo De Investimento Renda Fixa Crédito Privado	Investment Fund	388,157,511	100.0%	100.0%
Inter Titulos Fundo de Investimento	Investment Fund	489,302	98.0%	97.9%
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	Investment Fund	349,494,000	90.7%	90.0%

		Interest in capital (%)
Indirect subsidiaries	Line of business	Common Shares and/or Units	03/31/2022	12/31/2021
Inter Café LTDA.	Rendering of services	10,000	100.0%	100.0%
Inter Boutiques Ltda.	Rendering of services	10,000	100.0%	100.0%
Inter Food S.A	Rendering of services	10,000,000	70.0%	70.0%
Inter Asset Gestão de Recursos LTDA	Fund management	30,707	70.0%	70.0%

		Interest in capital (%)
Entity (Associated company)	Line of business	Common Shares and/or Units	03/31/2022	12/31/2021
Granito Soluções em Pagamento S.A.	Acquirer	19,042,315	45.0%	45.0%

(i)	Subsidiaries

Inter controls an entity when it is exposed to, or has a right over, the variable returns arising from its involvement with the entity and can affect those returns exerting its power over the entity. The quarterly financial information of subsidiaries is included in the consolidated quarterly financial information as of the date on which Inter obtains control until the date on which control ceases to exist.

In the individual and consolidated quarterly financial information, when required, the individual quarterly financial information of the subsidiaries is recognized under the equity method.

(ii)	Investments in entities are calculated under the equity method.

The Group’s investment in entities numbered by the equity method is comprised of its participations in associated companies.

Associated companies are the entities in which Inter has, directly or indirectly, significant influence but not control or jointly-control on financial and operating policies. To be classified as a jointly controlled entity, there must be a contract allowing Inter to have shared control over the entity and giving Inter rights over net assets of the jointly owned entity, and not rights over its specific assets and liabilities.

Such investments are initially recognized by the cost, which includes expenses with transactions. After initial recognition, quarterly financial information includes Inter’s interest in investees net income or loss for the year and other comprehensive income up to the date in which significant influence or joint control no longer exists. In individual quarterly financial information of the parent company, investments in subsidiaries are also accounted for using such method.

(iii)	Business combinations

Business combinations are recorded using the acquisition method when the set of activities and acquired assets addresses the definition of a business and the control is transferred to Inter. When determining whether a set of activities and assets is a business, Inter assesses whether the set of assets and activities acquired includes, at least, an input and a substantive process that together contribute significantly to the ability to generate output.

Inter has the option of applying a “concentration test” that allows a simplified assessment if a set of acquired activities and assets is not a business. The optional concentration test is met if, substantially, the entire fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The consideration transferred is usually measured at fair value, as well as the identifiable net assets acquired. Any goodwill arising from the transaction is evaluated for impairment loss. Gains in a bargain purchase are immediately recognized in profit or loss. Transaction costs are recorded in profit or loss as incurred, except the costs related to the issue of debt or equity instruments.

Transferred consideration does not include amounts referring to payment of pre-existing relations. These amounts are usually recognized in income (loss) for the period.

Any contingent consideration payable is measured at its fair value on acquisition date. If the payment is classified as an equity instrument, it is not remeasured and the liquidation is recorded in shareholders equity. The remaining contingent consideration is remeasured at fair value on each reporting date, and subsequent changes in fair value are recorded in the income statement for the period.

(iv)	Acquisition of investments

(iv.1) Acquisition of subsidiaries

(iv.1.1) Acquisition of subsidiary Pronto Money Transfer Inc. (USEND).

On January 14, 2022, Inter closed the transaction for the acquisition of 100% of the capital of the subsidiary Pronto Money Transfer Inc. (USEND). On January 25, the transaction was authorized by the Secretary of State of the State of California, and the acquisition by Inter was successfully completed. USEND is a U.S. company with 16 years of experience in the field of foreign exchange and financial services, offering, among other products, a digital Global Account solution to carry out money transfers between countries. It has licenses to act as a Money Transmitter in more than 40 US states, and can offer services such as digital wallet, debit card, bill payment, among others, to US residents. Its base of more than 150,000 clients also has access to purchase gift cards and recharge cell phones. With the acquisition of USEND, Inter started its financial activities in the United States, expanding its offer of financial and non-financial products both for U.S. residents and its Brazilian clients, integrating the solutions of the acquired company with the Inter's platform. USEND brought to Inter a portfolio of cross-border products already in operation, in addition to the infrastructure, licenses, and experience in the United States and Brazil necessary to enter this market, including the Global Account Inter.

(iv.1.1.1) Identifiable assets acquired, liabilities assumed and goodwill

The fair value of identifiable assets and liabilities of USEND at the acquisition date is as follows:

In thousands of reais
2022
Assets	236,088
Cash and cash equivalents (8)	160,556
Loans and advances to financial institutions (10)	17,861
Securities (12)	4,486
Property, plant and equipment (14)	6,227
Other assets (17)	46,957
Liabilities	(156,642)
Loans and onlendings (17)	(2)
Other liabilities (24)	(156,640)
Total net identifiable assets at fair value	79,466
Goodwill on acquisition (a)	838,411

(a)	Inter engaged an independent valuation service to prepare the study for the purchase price allocation (“PPA”) in the identifiable assets acquired, liabilities assumed and goodwill. However, as of the date of the present quarterly financial information, the study is still in the preparation phase. The preliminary goodwill in the amount of R$ 838,411 resulting from the acquisition comprises the value of future economic benefits arising from the synergies arising from part of our internationalization strategy that will open our way to the global market even more, facilitating our operations abroad.

(iv.1.1.2) Acquisition costs

Inter incurred acquisition-related costs of R$ 5,821 on attorney’s fees, audit and due diligence costs. Attorney’s fees and costs of due diligence were recorded as “Administrative expenses” in the statement of income.

(iv.1.2) Acquisition of subsidiary Inter Café Ltda.

(iv.1.2.1) Consideration

On December 20, 2021, Inter (Marketplace) acquired Inter Café, a company that provides cafeteria services with the sale of food prepared for consumption on site.

(iv.1.2.2) Consideration transferred

The price paid for the acquisition of the company “Inter Café” was R$ 10 at fair value, paid in one installment.

(iv.1.3) Acquisition of subsidiary Inter Boutiques Ltda.

(iv.1.3.1) Consideration

On December 20, 2021, Marketplace acquired Inter Boutiques, a non-specialized out-of-store trade via the internet, providing intermediation of services and business in general; The retail trade carried out in department stores and interest in other companies, as a partner, shareholder or quota holder.

This new investment has online and offline experiences throughout Brazil. This acquisition complements the service provision segment for the sale of goods on the digital platform offered by Marketplace.

(iv.1.3.2) Consideration transferred

The price paid for the acquisition of the company “Inter Boutiques” was R$ 10 at fair value, paid in one installment.

(iv.1.4) Acquisition of subsidiary IM Designs Desenvolvimento de Software Ltda.

(iv.1.4.1) Consideration

On July 1, 2021, Inter acquired IM Designs, a company specialized in developing 3D tools for the creation of visualization projects for indoor and outdoor environments, through virtual reality (VR), augmented reality (AR) and mixed reality (XR).

Thinking about the potential of new technologies and their applications in the market, Inter acquired IM Designs to bring more innovative products and services to the super app.

(iv.1.4.2) Consideration transferred

The price paid for the acquisition of the company “IM Designs” was R$ 15,000.

(iv.1.4.3) Identifiable assets acquired, liabilities assumed and goodwill

Inter engaged an independent valuation service to prepare the study for the purchase price allocation (“PPA”) in the identifiable assets acquired, liabilities assumed and goodwill. However, up to the date of presentation of quarterly financial information, the study is still in the preparation phase and should be completed and account for its effects by the end of 2022.

On a provisional basis, the differences between the amounts paid in the acquisition total R$ 15,000, of which R$ 10,000 has already been paid and another R$ 5,000 is payable. The amounts of net assets (R$ 3,257) in the investees were allocated as goodwill at Inter, in the amount of R$ 11,743.

(iv.1.5) Acquisition of subsidiary Duo Gourmet

(iv.1.5.1) Consideration

On April 13, 2021, Inter obtained control of “Duo Gourmet”, engaged in offering a benefits program via app to consumers and restaurants through the Duo Gourmet brand, by acquiring 70% of the shares of the voting capital of such entity.

With the transaction, the Duo Gourmet operation will be developed by a new subsidiary of Inter Marketplace, Inter Food S.A., and will rely on the experience brought by the founding partners of the Duo Gourmet brand, a platform already consolidated in a loyalty program in the food market, operating in 14 cities in 10 Brazilian States and many partner restaurants.

This new investment, combined with the recently announced partnership with Delivery Center, strengthens the value proposition for the clients and consolidates Inter Shop’s food vertical, which will now have online and offline experiences throughout Brazil.

(iv.1.5.2) Consideration transferred

The acquisition price of the company “Duo Gourmet” was R$ 3,810, of which R$ 2,810 in the form of payment to the partners and R$ 1,000 as capital contribution to the investee.

(iv.1.5.3) Identifiable assets acquired, liabilities assumed and goodwill

Inter engaged an independent valuation service to prepare the study for the purchase price allocation (“PPA”) in the identifiable assets acquired, liabilities assumed and goodwill. However, up to the date of presentation of this quarterly financial information, the study is still in the preparation phase and should be completed and account for its effects in 2022.

On a provisional basis, the differences between the amounts paid in the acquisitions and the values of the net assets in the investees were allocated as goodwill on Inter Marketplace.

(iv.1.6) Acquisition of subsidiary Acerto Cobrança e Informação Cadastral S.A.

(iv.1.6.1) Consideration

On February 12, 2021, Inter obtained equity control of Acerto Cobrança e Informação Cadastral S.A. (“Meu Acerto”), focused on debt renegotiation, collection, reactivation, retention of client bases and upselling, by acquiring 60% of the shares of the voting capital of that entity.

The acquisition of control of Meu Acerto intends to strengthen Inter’s collection activity, accelerating the evolution of the Winback model, which comprises the Reactivation and Retention pillars of client bases, in addition to upselling, aiming to bring competitive advantages relevant not only for Inter, but also for several players operating in the digital market.

(iv.1.6.2) Consideration transferred

The acquisition price of Meu Acerto was R$ 45,000, of which R$ 25,000 in the form of payment to the partners (R$ 7,250 paid in cash and R$ 17,750 to be paid in two installments, in 2022 and 2023, adjusted by the CDI rate), as well as R$ 20,000 in the form of a capital contribution to the investee.

(iv.1.6.3) Identifiable assets acquired, liabilities assumed and goodwill

Inter engaged an independent valuation service to prepare the study for the purchase price allocation (“PPA”) in the identifiable assets acquired, liabilities assumed and goodwill.

The table that follows summarizes the assets acquired and liabilities assumed on the acquisition date.

In thousands of reais	2021
Financial instruments	20,212
Other financial assets	2,257
Property, plant and equipment	499
Intangible assets	13,208
Borrowings and onleading’s	(1,445)
Other liabilities	(1,976)
Net assets	32,755

The goodwill arising from the acquisition was determined as follows.

In thousands of reais	2021
Consideration transferred	45,000
Non-controlling interest, based on the proportionate interest in the acquired assets and recognized liabilities.	13,053
Net assets	(32,755)
Goodwill	25,298

(iv.1.1.4) Acquisition costs

Inter incurred acquisition-related costs on attorney’s fees and due diligence costs. Such costs were recorded as “Administrative expenses” in the statement of income.

(iv.2) Acquisition of associated companies

(iv.2.1) Acquisition of investment in associated company - BMG Granito Soluções em Pagamento S.A.

(iv.2.1.1) Consideration

On March 5, 2021, Inter concluded the acquisition of a 45% equity interest in BMG Granito Soluções em Pagamento S.A. (“Granito”). The interest in Granito is part of Inter’s strategy to acquire new companies with a strong technological basis and innovative profile.

Founded in 2015, Granito operates in the payment capture sector (acquisition), developing customized products for its clients.

(iv.2.1.2) Consideration transferred

The acquisition price of the investment in the company “Granito” was R$ 90,000, in the form of a capital contribution to the investee.

(iv.2.1.3) Identifiable assets acquired, liabilities assumed and goodwill

Inter engaged an independent valuation service to prepare the study for the purchase price allocation (“PPA”) in the identifiable assets acquired, liabilities assumed and goodwill. However, up to the date of presentation of quarterly financial information, the study is still in the preparation phase and should be completed and account for its effects in 2022.

On a provisional basis, the differences between the amounts paid in the acquisitions and the values of the net assets in the investees were allocated as goodwill (See Note 14).

(v)	Interest of non-controlling shareholders

Inter accounts for the portion related to non-controlling interest under shareholder’s equity in the consolidated balance sheet. In the purchase transactions of non-controlling interest, the difference between the amount paid and the interest acquired is recorded in income (loss) for the period.

Income or loss attributable to non-controlling shareholders is presented in the consolidated statement of income as income or loss attributable to non-controlling shareholders.

(vi)	Balances and transactions eliminated in consolidation

Balances and transactions between companies of Inter, including any unrealized gains or losses arising from intercompany transactions, are eliminated in the consolidation process. Unrealized losses are eliminated in the same way as unrealized gains, but only up to the point where there is evidence of loss due to impairment.

b.	Measuring basis

The quarterly financial information was prepared based on the historical cost, except for certain financial instruments measured at its fair values, as described in the following accounting practices. The historical cost is usually based on the fair value of consideration paid in exchange of non-financial assets and under the interest effective rate method for financial instruments which are not measured at fair value.

c.	Functional currency

This quarterly financial information is presented in Brazilian reais, Inter’s functional currency. All quarterly financial information presented in Brazilian reais has been rounded to the nearest thousand, unless otherwise indicated.

Transactions in foreign currency are translated into the respective functional currency (Real) at the exchange rate on the transaction date.

Monetary assets and liabilities denominated and calculated in foreign currency are translated into the functional currency (Real) at the exchange rate on the date. Non-monetary assets and liabilities denominated in foreign currency that are measured at fair value are translated into the functional currency (Real) at the foreign exchange rate on the date the fair value was disclosed. Non-monetary items that are measured based on the historical cost in foreign currency are translated using the rate of the transaction date. Exchange differences arising from the conversion are charged to income.

d.	Statement of Income

Revenues and expenses are recorded under the accrual method and are recognized in profit and loss, simultaneously, regardless of receipt or payment. Formal transactions with fixed rate financial charges are updated on a daily pro rata basis, based on the variation of the respective agreed ratios, and transactions with fixed rate financial charges are recorded at the redemption value, restated for unearned income or expenses corresponding to the future period. Transactions pegged to foreign currencies are restated up to the balance sheet date under current tax criteria.

e.	Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, money market repurchase commitments an in interbank deposits, highly liquid short-term investments with a negligible risk of change in values and limits, maturity date equal or lower than 90 days, on acquisition date, which are used by Inter to manage its short-term commitments.

f.	Interbank funds applied

Interbank funds applied are recorded at acquisition cost, including income earned up to the balance sheet date, less provision for devaluation losses, when applicable.

g.	Securities

Securities are registered and classified in accordance with Bacen Circular Letter 3068/01, which establishes the criteria for assessing and accounting for these securities. Inter has securities classified as:

•	Securities available for sale: Include securities stated at market value, while their intrinsic yields recognized in the statement of income and gains and losses resulting from the variations of the market value and not yet realized are recorded in a specific account in shareholders' equity (equity valuation adjustment) up to its realization for sale, net of corresponding tax effects, when applicable.

•	Trading securities: Those acquired with the purpose of being actively and frequently negotiated must be under the “trading securities” category. Gains and losses derived from changes in market value are recognized in the statement of income.

•	Securities held to maturity: It refers to securities which the Bank intends and has financial capacity to maintain them until the maturity date. The financial capacity is supported by a cash flow projection that does not consider the possibility of trading these securities. These securities are marked-to-market.

Securities classified in the available for sale categories, as well as derivative financial instruments are shown in the consolidated balance sheet at their estimated fair value.

The fair value is generally based on market price quotes or market price quotes for assets or liabilities with similar characteristics. If these market prices are not available, the fair values are based on quotes from market operators, pricing models, discounted cash flow or similar techniques, for which the determination of the fair value may require judgment or significant estimate by management.

h.	Derivative financial instruments

Derivative financial instruments are valued at market value in the monthly trial balances and balance sheets. Increases or decreases in value are recorded in revenue or expense accounts of the respective financial instruments.

The mark-to-market methodology of derivative financial instruments was established considering the average price of trading on the date of calculation, or, in the absence thereof, conventional and proven methodologies, pricing models that reflect the net realizable value, according to derivative characteristics.

Transactions are recorded at fair value considering the mark-to-market methodologies adopted by Inter. Moreover, their adjustment may be recorded in income (loss) or shareholders’ equity, depending on the classification between accounting hedge, its categories and economic hedge.

Derivative financial instruments used to offset, in whole or in part, the risks arising from exposure to changes in market value or in cash flow of assets or financial liabilities, commitment or predicted future transaction, are considered hedge instruments and are classified according to their nature as:

•	Market risk hedge: financial instruments classified like this, as well as of the hedged item, have the valuations or depreciations recognized in the income (loss) for the year accounts;

•	Cash flow hedge: the financial instruments classified into this category, the effective portion of gains or losses is recorded, net of tax effects in “Equity valuation adjustments in shareholders’ equity” account. Effective portion is understood as that one for which change in hedged item, directly related to corresponding risk, is offset by change in financial instrument used for hedge, considering transaction’s accumulated effect. Other changes verified in these instruments are recognized directly in income (loss) for the year.

For derivatives classified in the accounting hedge category, the effectiveness of the strategy is monitored, through prospective and retrospective effectiveness tests, and the mark-to-market of the hedging instruments.

(i)	Pricing and record

Securities classified in the trading, available for sale category, as well as derivative financial instruments, are shown in the balance sheet at their estimated fair value. The fair value is generally based on market price quotes or market price quotes for assets or liabilities with similar characteristics. If these market prices are not available, the fair values are based on quotes from market operators, pricing models, discounted cash flow or similar techniques, for which the determination of the fair value may require judgment or significant estimate by management.

Government bonds securities are held in custody at the Special System of Settlement and Custody - SELIC and contracts of derivatives and private securities are recorded at B3 S.A. – Brasil, Bolsa, Balcão.

i.	Loan operations and provision for expected losses associated with credit risk

Formed, basically, by loans and financing bearing fixed or floating rates. They are stated at realizable values, including income earned based on the evolution of the contractual terms of the operations, and are classified in the respective risk levels, observing: (i) the parameters established by CMN Resolution 2682/99, which requires its classification in one of nine levels (from “AA” to “H” - maximum risk); and (ii) Management's assessment of the risk level.

Such assessment, carried out periodically, considers the economic situation, past experience and specific and global risks regarding operations, debtors and guarantors. Moreover, the default periods defined in CMN Resolution 2682/99 are also considered, for the assignment of client rating levels as follows:

Period of delinquency (days)	Minimum rating
Up to 14 days	A
15–30 days	B
31–60 days	C
61–90 days	D
91–120 days	E
121–150 days	F
151–180 days	G
Higher than 180 days	H

The restatement of loan operations overdue up to the 59th day is recorded in revenues from loan operations and, as of the 60th day, in unearned income, and will only be appropriated to income (loss) when they are received.

Renegotiated operations are maintained, at a minimum, at the same level at which they were rated. Renegotiations of loans that had already been written off against provision that were in memorandum accounts are rated as level H and any gains from renegotiation are only recognized as revenue when effectively received.

Operations in arrears classified as level “H” remain in this classification for six months, when they are then written off against the existing provision and controlled in a memorandum account for at least five years. For operations with a maturity of more than 36 months, double counting of the delay periods described above is allowed.

The provision for losses associated with credit risk is calculated in an amount sufficient to cover potential losses, in accordance with the rules and instructions of the Central Bank of Brazil, based on assessments carried out by Management in the determination of credit risks, defined based on consistent and verifiable criteria, supported by internal and external information.

To determine the amount to be provisioned, the assessment of the rating of a contract consists of a joint analysis of the economic and financial capacity of the counterparty, the respective behavior of the counterparty with Inter and the market, as well as the guarantees involved in the transaction. In this case, at first, the provision is based on the potential exposure at the time of default, weighted by (i) the probability of default and (ii) potential loss in the event of default.

Additionally, guarantees are also used to determine the carryover criterion (contamination) of rating (credit risk) between different operations of the same client. Thus, for example, a real estate loan agreement (which has collateral security) and a coverage ratio (guarantee) greater than 100% is not contaminated by any default on the credit card.

j.	Other assets

Basically comprised by non-operating assets and prepaid expenses. Non-operating assets corresponding to properties available for sale are classified as goods received in kind and recorded at the book value of the loan or financing, or at the appraised value of the real estate, whichever is lower.

Prepaid expenses correspond to investments of funds whose resulting benefits will occur in future periods.

k.	Investments

Investments are valued under the equity method when there is control or significant influence in the Management. In the absence of significant control or influence, investments are recorded at acquisition cost. A provision for impairment loss is recognized in the income (loss) for the period when the book value of an investment, including the goodwill, exceeds its recoverable value.

l.	Property, plant and equipment

Corresponds to the rights relating to intangible assets intended for the maintenance of activities or exercised for this purpose, including those resulting from operations that transfer the risks, benefits and control of the assets to the entity.

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, when applicable. Depreciation is calculated using the straight-line method, based on the following annual rates: furniture and equipment in use and communication system, 10% and data processing systems, 10%.

m.	Intangible assets

Intangible assets correspond to the rights that refer to incorporeal personal property intended for the maintenance of the Company or exercised with this purpose. It is mainly comprised of: (i) Rights of use, amortized according to the terms of the contracts or as the economic benefits flow to the company; and (ii) Software and internally generated intangible assets amortized over up to 10 years.

Intangible assets with defined useful life are amortized on a straight-line basis over their estimated useful lives. Inter has no intangible assets with undefined useful life on March 31, 2022.

n.	Asset impairment

Financial and non-financial assets are evaluated to verify if there is objective evidence that a book value was impaired.

Objective evidence that financial assets were impaired can include default or delinquency by a debtor, indications of bankruptcy or even a material or extensive decline in the amount of the asset.

Impairment loss of a financial or non-financial asset is recognized in income for the year if book value of the asset or cash generating unit exceeds its recoverable value.

Inter assesses whether there is an indication of asset impairment and, if there is evidence of impairment, the asset's recoverable amount is estimated and compared with the book value. The recoverable value is the greater of the fair value less selling costs and its value in use.

o.	Provisions, contingent liabilities and contingent assets

The recognition, measuring and disclosure of contingent assets, contingent liabilities and legal obligations are carried out according to CMN Resolution 3823/09 as the following criteria:

•	Contingent assets: these are not recognized, except when there are sufficient evidence ensuring a high level of trust in realization, usually represented by the final lawsuit judgment and confirmation of their recovery through receipt or offset against another payable.

•	Contingent liabilities (when applicable): they basically originate from legal and administrative proceedings, inherent to the normal course of business, filed by third parties, former employees and public agencies in civil, labor, tax and social security lawsuits and other risks. These contingencies are assessed by legal advisors and consider the probability of financial funds being required to settle obligations, whose amount of liabilities can be soundly estimated.

Provisions and/or contingent liabilities are classified as: (a) probable, for which provisions are formed; (b) possible, which are only disclosed without being provisioned; and (c) remote, provision and disclosure are not required. Contingency amounts are defined using models and criteria that allow proper measurement, despite uncertainties inherent to terms and amount.

Regarding the measurement basis of provisions, the entity considers, the best estimate of the disbursement required to settle the present obligation at the balance sheet date, considering the risks and uncertainties involved. Where relevant, the financial effect produced by the discount at present value of future cash flows required to settle the obligation; and future events that may change the amount required to settle the obligation.

The provision for civil, tax and labor risks is recorded in quarterly financial information when, based on the opinion of the legal advisors and the risk of loss of a lawsuit or administrative proceeding is considered probable, with a probable outflow of financial resources for the settlement of obligations and when the sums involved are reliably measured, and quantified upon summon/judicial notification and monthly reviewed monthly.

For cases related to causes considered similar and usual, whose value is not considered material, the mass method is used, which considers a statistical parameter. Civil provisions are recorded based on the historical average ticket of convictions in the last 24 months; and labor provisions are recorded based on the historical average ticket of convictions in the last 36 months.

We consider the lawsuits already judged and the historical value of convictions as the calculation basis. Thus, we project the average ticket for all lawsuits in progress where there is a possibility of outflow of funds assuming a reliable estimate.

Legal, tax and social security obligations arise from tax obligations provided for in the law which, regardless of the likelihood of success of lawsuits, have their amounts recognized (when applicable) in full in the financial information.

p.	Taxes

The provisions for Income Tax, Social Contribution, PIS/PASEP, COFINS and ISS, recorded at the following rates, considered the calculation bases provided for in the legislation in force for each tax:

	Rates	Rates as of 07/01/2021	Rates at
	up to 06/30/2021	up to 12/31/2021	as of 01/01/2022
Income taxes
Income tax	15%	15%	15%
Additional income tax	10%	10%	10%
Social contribution on net income	20%	25%	20%

Other taxes
PIS/PASEP	0.65%	0.65%	0.65%
COFINS	4%	4%	4%
ISS	Up to 5%	Up to 5%	Up to 5%

Deferred tax assets (tax credits) and deferred tax liabilities are recognized through the application of prevailing tax rates on respective bases. For the formation, maintenance and write-off of tax credits on temporary differences will be realized upon the use and/or reversal of the respective provisions on which they were formed. The tax credits on tax loss and negative basis of social contribution tax will be realized in accordance with the generation of taxable income, with a limit of 30% of the taxable income of the base period.

Provisional Measure 1034, effective as of March 1, 2021, increased the rate of the Social Contribution on Net Income (CSLL) for banks by 5%, totaling 25% until December 31, 2021. Such increase resulted in an adjustment to the balances of deferred CSLL assets and liabilities used based on the new rules taking effect as of July 1, 2021, in compliance with the constitutional principle of a 90-day period. However, considering the expiration of the aforementioned legislation, the tax credits related to the increase in the CSLL rate were written-off on December 31, 2021, so that they are recorded at the rate expected for their realization, 20%.

q.	Expenses with income tax and social contribution - current

Current tax expense is the tax payable or receivable on the taxable income or loss for the year and any adjustments to taxes payable in relation to prior years. The amount of current taxes payable or receivable is recognized in the balance sheet as an asset or tax liability under the best estimate of the expected amount of taxes to be paid or received reflecting the uncertainties related to its calculation, if any. It is measured based on tax rates enacted at the balance sheet date.

Current tax assets and liabilities are offset only if certain criteria are met.

r.	Expenses with income tax and social contribution - deferred

Deferred tax assets and liabilities are recognized in relation to the temporary differences between the book values of assets and liabilities for quarterly financial information and used for taxation purposes. The changes in deferred assets and liabilities for the year are recognized as deferred income and social contribution tax expense. Deferred taxes are not recognized for:

•	Temporary differences that do not affect the taxable income or loss nor the income (loss).

•	Temporary differences related to investments in subsidiaries, associated companies and joint ventures, to the extent that Inter is able to control the timing of the reversal of the temporary difference and it is probable that they will not be reversed in the foreseeable future.

A deferred tax asset is recognized for unused tax losses, tax credits and unused deductible temporary differences, to the extent that it is probable that future taxable income will be available against which the credits can be utilized. Deferred tax assets are reviewed at each balance sheet date and reduced when their realization is no longer probable.

Deferred tax assets and liabilities are measured at tax rates expected to be applied to temporary differences when they are reversed, based on rates decreed up to the balance sheet date.

The measurement of deferred tax assets and liabilities reflects the tax consequences arising from the way in which Inter expects to recover or settle its assets and liabilities.

s.	Other liabilities

They are stated at known or calculable amounts, plus, when applicable, the corresponding charges, adjusted at present value.

t.	Subsequent events

An event subsequent to the period to which the quarterly financial information refers is that event, favorable or unfavorable, that occurs between the end date of the period to which quarterly financial information is related and the date on which the issue of this information is authorized. There are two kinds of events:

•	Those that describe conditions existing on the closing date of the year to which the quarterly financial information refers (event subsequent to the accounting year to which information is related and give rise to adjustments); and

•	Those indicating conditions that arise subsequent to the reporting year to which the quarterly financial information refers (event subsequent to the reporting year to which the information refers that do not cause adjustments).

u.	Statement of added value (SAV)

Inter prepares, in a spontaneous manner, the statement of added value under the terms of Technical Pronouncement CPC 09 - Statement of Added Value, which is presented as part of quarterly financial information.

v.	Earnings per share

Inter's basic earnings per share are calculated by dividing net income attributable to shareholders by the weighted average number of outstanding common and preferred shares held by shareholders in the period.

The calculation of diluted earnings per share are based on net income attributed to common and preferred shareholders and the weighted average of common shares outstanding and in the period after adjustments for all potential dilutive shares.

w.	Share-based payments

The fair value of share-based payment agreements is recognized at the grant date, as expenses, with a corresponding increase in shareholder’s equity, over the period when employees become unconditionally entitled to the premiums.

x.	Recurring/non-recurring income (loss)

Inter’s internal policies consider as recurring and non-recurring the results arising or not from the operations carried out in accordance with Inter’s corporate purpose provided for in its Bylaws; that is, “the practice of active, passive and ancillary operations and authorized services to multiple banks with commercial, investment, loan, financing, investment and lease portfolios, including foreign exchange, and the management of the securities portfolio, as well as holding interests in other companies, pursuant to the legal and regulatory provisions applicable to its type of financial institution”.

In addition, Inter's management considers as non-recurring income those that are not expected to occur in the following 2 years. In compliance with the regulation, it is worth highlighting that, of the net income of R$ 27,470 for the quarter ended March 31, 2022, R$ 1,883 were recorded as non-recurring income, and R$ 21,838 as recurring income, net of taxes. The net results for the quarters ended March 31, 2021, in the amount of R$ 20,837, were obtained exclusively based on recurring results.

4	Operating segments

The segment reporting was prepared considering the criteria used by the main operational decision maker in the performance evaluation, in the decision making regarding the allocation of funds for investment and other purposes, considering the regulatory environment and the similarities between products and services.

Inter’s operations are basically divided into the following segments: banking, securities distribution, insurance brokerage, marketplace, asset management, service provision, among others.

a.	Managerial income (loss) per segment

The measurement of management results by segments considers all revenues and expenses calculated by the companies that make up each segment, as presented below. There are no common revenues or expenses allocated among the segments by any distribution criteria. When applicable, such inter-segment transactions are practiced on terms and at rates compatible with values practiced with third parties. Said operations do not involve abnormal receipt risks.

b.	Bank segment

The banking segment is responsible for a substantial portion of Inter’s income, and comprises a wide range of products and services, such as current accounts and cards, deposits, loans and advances to clients and provision of services, which are made available to clients mainly through the Inter app.

c.	Segment of securities’ distribution

This segment is essentially responsible for operations inherent to the purchase, sale and custody of securities, structuring and distribution securities in the capital market and management of investment funds (institution, organization, custody). Revenues arise mainly from commissions and management fees charged to investors for providing these services.

d.	Insurance brokerage segment

In this segment, products and services are offered (sale of products and services from partner insurance companies), related to guarantees, life, property and automobile insurance, consortia, pension plans, among others. The revenues from insurance brokerage commissions are recognized when the performance obligation is fulfilled. Revenues comprise the consideration received or receivable for the service provision.

e.	Marketplace segment

In this segment, sales of goods and/or services are offered through a digital platform for partner companies. Segment revenues mainly comprise commissions received from the sales and/or provision of such services.

f.	Asset management segment

Mainly composed of operations inherent to the management of fund portfolios and other assets (purchase, sale, risk management). Revenues arise mainly from commissions and management fees charged to investors for providing these services.

g.	Service rendering segment

This segment offers collection activities and registration information, development and licensing of customizable software, development and licensing of non-customizable software, technical support, maintenance, development of custom software, web design, data processing, internet hosting service providers, and other information technology services.

h.	Other segments

Comprises the segments of real estate investment funds and private credit fixed income.

(i)	Statement of managerial income per segment

	03/31/2022
	Bank	Distribution of securities	Insurance brokerage	Marketplace	Asset management	Rendering of services	Other segments	Combined	Adjustments and eliminations	Consolidated
Loan operations	471,277	866	-	1	-	-	15,259	487,403	(2,387)	485,016
Income from Foreign Exchange Operations	8,827	-	-	-	-	-	-	8,827	-	8,827
Income (loss) from interbank funds applied	25,310	743	-	-	-	-	-	26,053	-	26,053
Securities income	344,502	6,163	1,997	1,621	73	433	11,603	366,392	(21,450)	344,942
Derivative financial instruments	17,501	-	-	-	-	-	(1,032)	16,469	-	16,469
Financial intermediation income	867,417	7,772	1,997	1,622	73	433	25,830	905,144	(23,837)	881,307

Money market repurchase agreements	(336,448)	(74)	-	-	-	-	-	(336,522)	134	(336,388)
Loan operations and onlendings	(380)	(2,387)	-	-	-	-	-	(2,767)	2,387	(380)
Operations with derivatives	-	-	-	-	-	-	-	-	-	-
Financial intermediation expenses	(336,828)	(2,461)	-	-	-	-	-	(339,289)	2,521	(336,768)

Gross income (loss) from financial intermediation	530,589	5,311	1,997	1,622	73	433	25,830	565,855	(21,316)	544,539

Provision for expected losses associated with credit risk	(243,952)	-	-	-	-	-	(10)	(243,962)	-	(243,962)
Income (loss) from provisions for loss	(243,952)	-	-	-	-	-	(10)	(243,962)	-	(243,962)

Service fee income	144,813	17,192	18,546	92,883	3,692	10,891	-	288,017	-	288,017
Personnel expenses	(128,637)	(2,718)	(2,079)	(4,290)	(673)	(6,724)	-	(145,121)	-	(145,121)
Other administrative expenses	(294,793)	(6,973)	(462)	(4,202)	(268)	(10,237)	(3,279)	(320,214)	-	(320,214)
Tax expenses	(38,335)	(1,820)	(3,340)	(11,888)	(316)	(708)	-	(56,407)	-	(56,407)
Equity in net income of subsidiaries	53,417	-	-	-	-	-	-	53,417	(53,417)	-
Equity in income (loss) of associated companies	(5,572)	-	-	-	-	-	-	(5,572)	-	(5,572)
Other operating revenues	50,948	5,153	9,222	3,578	-	5,299	133	74,333	-	74,333
Other operating expenses	(151,368)	(1,054)	(2,366)	(19,352)	-	(72)	(106)	(174,318)	-	(174,318)
Other operating revenues (expenses)	(369,527)	9,780	19,521	56,729	2,435	(1,551)	(3,252)	(285,865)	(53,417)	(339,282)

Operating income	(82,890)	15,091	21,518	58,351	2,508	(1,118)	22,568	36,028	(74,733)	(38,705)

Other revenues	46,973					-	8	46,981		46,981
Other expenses	(5,476)	-	-	-	(1,510)	(281)	-	(7,267)		(7,267)
Other income and expenses	41,497	-	-	-	(1,510)	(281)	8	39,714	-	39,714

Income (loss) before income tax	(41,393)	15,091	21,518	58,351	998	(1,399)	22,576	75,742	(74,733)	1,009
									-
Provision for income tax	-	(3,767)	(5,954)	(12,866)	(312)	(212)	-	(23,111)	-	(23,111)
Provision for social contribution	-	(3,175)	(2,146)	(4,587)	(114)	(80)	-	(10,102)	-	(10,102)
Deferred tax assets	58,396	3	790	-	-	485	-	59,674	-	59,674
	58,396	(6,939)	(7,310)	(17,453)	(426)	193	-	26,461	-	26,461

Income (loss) for the period	17,003	8,152	14,208	40,898	572	(1,206)	22,576	102,203	(74,733)	27,470

Total assets	38,125,077	207,082	147,639	267,940	6,724	25,183	1,268,282	40,047,927	(1,562,538)	38,485,390
Total liabilities	29,696,908	148,364	78,651	86,605	3,190	2,900	236,924	30,253,542	(281,101)	29,972,443
Total shareholders' equity	8,428,169	58,718	68,988	181,335	3,534	22,283	1,031,358	9,794,385	(1,281,437)	8,512,947

	03/31/2021
	Bank	Distribution of securities	Insurance brokerage	Marketplace	Asset management	Rendering of service	Other segments	Combined	Adjustments and eliminations	Consolidated
Loan operations	283,354	-	-	-	-	-	2,005	285,359	(167)	285,192
Income from Foreign Exchange Operations	2,859	-	-	-	-	-	-	2,859	-	2,859
Income (loss) from interbank funds applied	6,420	-	882	-	-	-	85	7,387	(967)	6,420
Securities income	87,687	889	-	-	7	-	557	89,140	(1,582)	87,558
Derivative financial instruments	(20,251)	-	-	-	-	-	-	(20,251)	-	(20,251)
Financial intermediation income	360,069	889	882	-	7	-	2,647	364,494	(2,716)	361,778

Money market repurchase agreements	(56,744)	-	-	-	-	-	-	(56,744)	967	(55,777)
Loan operations and onlendings	(378)	(167)	-	-	-	-	-	(545)	167	(378)
Operations with derivatives	-	-	-	-	-	-	-	-	-	-
Financial intermediation expenses	(57,122)	(167)	-	-	-	-	-	(57,289)	1,134	(56,155)

Gross income (loss) from financial intermediation	302,947	722	882	-	7	-	2,647	307,205	(1,582)	305,623

Provision for expected losses associated with credit risk	(94,792)	-	-	-	-	-	(5)	(94,797)	-	(94,797)
Income (loss) from provisions for loss	(94,792)	-	-	-	-	-	(5)	(94,797)	-	(94,797)

Service fee income	73,982	7,958	13,006	38,538	3,173	2,725	-	139,382	-	139,382
Personnel expenses	(74,953)	(1,361)	(1,748)	(1,518)	(546)	(1,735)	-	(81,861)	-	(81,861)
Other administrative expenses	(188,068)	(10,551)	(262)	(1,808)	(196)	(1,690)	(682)	(203,257)	-	(203,257)
Tax expenses	(22,821)	(837)	(1,135)	(2,402)	(247)	(174)	-	(27,616)	-	(27,616)
Equity in net income of subsidiaries	28,736	-	-	-	-	-	-	28,736	(28,736)	-
Other operating revenues	32,223	2,749	5,680	-	1	(3)	-	40,650	-	40,650
Other operating expenses	(67,579)	(434)	(147)	(8,674)	-	(24)	(141)	(76,999)	-	(76,999)
Other operating revenues (expenses)	(218,480)	(2,476)	15,394	24,136	2,185	(901)	(823)	(180,965)	(28,736)	(209,701)

Operating income	(10,325)	(1,754)	16,276	24,136	2,192	(901)	1,819	31,443	(30,318)	1,125

Other revenues	11,354	-	-	-	-	-	-	11,354	-	11,354
Other expenses	(6,875)	-	-	-	(381)	-	-	(7,256)	-	(7,256)
Other income and expenses	4,479	-	-	-	(381)	-	-	4,098	-	4,098

Income (loss) before tax on profit	(5,846)	(1,754)	16,276	24,136	1,811	(901)	1,819	35,541	(30,318)	5,223

Provision for income tax	(7,389)	-	(1,711)	(3,089)	(243)	-	-	(12,432)	-	(12,432)
Provision for social contribution	(6,061)	-	(618)	(1,114)	(92)	-	-	(7,885)	-	(7,885)
Deferred tax assets	34,168	1,458	-	-	-	306	-	35,932	-	35,932
	20,718	1,458	(2,329)	(4,203)	(335)	306	-	15,615	-	15,615

Income (loss) for the period	14,872	(296)	13,947	19,933	1,476	(595)	1,819	51,156	(30,318)	20,838

Total assets	21,202,398	68,247	70,570	90,734	6,094	22,737	569,448	22,030,228	(782,688)	21,247,540
Total liabilities	17,969,560	39,207	56,523	49,374	2,502	2,258	9,384	18,128,808	(163,079)	17,965,729
Total shareholders' equity	3,232,838	29,040	14,047	41,360	3,592	20,479	560,064	3,901,420	(619,609)	3,281,811

5	Cash and cash equivalents

	Parent company		Consolidated
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Cash and cash equivalents	501,525	464,337	730,309	464,853
Interbank funds applied (a)	405,502	-	441,330	35,591
Total	907,027	464,337	1,171,639	500,444

(a) Refer to transactions whose maturity on the date of effective investment was equal to or lower than 90 days and presents insignificant risk of fair value change (See Note 6a).

6	Interbank funds applied

They are mainly represented by repurchase and resale agreements backed by government bonds and investments in CDI, mainly those linked to rural loans.

a.	Breakdown of interbank funds applied

	Parent company		Consolidated
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Money market repurchase agreements	405,502	-	441,330	35,591
Financial Treasury Bills (LFT)	42,690	-	71,481	-
National Treasury Bills (LTN)	11,820	-	18,022	30,448
National Treasury Notes (NTN)	350,992	-	351,721	1,048
Bank deposit certificates	-	-	106	4,095

Interbank deposit investments	1,425,273	1,775,549	1,439,464	1,729,651
CDI - Not linked	203,570	556,349	217,761	510,452
CDI - Operations linked to rural credit	1,221,703	1,219,200	1,221,703	1,219,199
Total	1,830,775	1,775,549	1,880,794	1,765,242

The maturity of the securities is presented below:

	Parent company
Title	Up to 3 months	3–12 months	Total at 03/31/2022	Total on 12/31/2021
Investments in CDI	173,393	1,251,880	1,425,273	1,775,549
Financial Treasury Bills - LFT	42,691	-	42,691	-
National Treasury Bills (LTN)	11,820	-	11,820	-
National Treasury Notes (NTN)	350,991	-	350,991	-
Total	578,895	1,251,880	1,830,775	1,775,549

	Consolidated
Title	Up to 3 months	3–12 months	Total at 03/31/2022	Total on 12/31/2021
Investments in CDI	173,393	1,266,071	1,439,464	1,729,651
Financial Treasury Bills - LFT	71,481	-	71,481	-
National Treasury Bills (LTN)	18,022	-	18,022	30,448
National Treasury Notes (NTN)	351,721	-	351,721	1,048
Debentures	-	-	-	-
Bank deposit certificates	106	-	106	4,095
Total	614,723	1,266,071	1,880,794	1,765,242

b.	Income from interbank funds applied

Income from interbank funds applied are highlighted as follows:

	Parent company		Consolidated
	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Own portfolio	2,851	4,854	2,851	4,854
Financed position	8,134	618	8,134	618
Interbank deposits	14,325	948	15,068	948
Total	25,310	6,420	26,053	6,420

7	Securities

a.	Breakdown of securities

	Parent company		Consolidated
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Own portfolio	11,962,136	12,540,923	11,807,304	12,291,414
Government bonds	9,767,453	10,412,325	9,818,437	10,494,449
Financial Treasury Bills (LFT)	5,016,665	5,750,093	5,034,701	5,799,587
National Treasury Bills (LTN)	432,890	412,963	432,890	412,963
National Treasury Notes (NTN)	4,317,898	4,249,269	4,350,846	4,281,899
Private securities	2,194,683	2,128,598	1,988,627	1,796,965
Certificates of real estate receivables	297,805	309,010	359,189	349,246
Bank Deposit Certificates	-	-	32,894	25,092
Certificates of Agricultural Receivables	1,010	-	7,829	10,648
Real estate credit Bill	-	-	1,667	7,322
Agribusiness Credit Bill	-	-	9,705	14,552
Financial Bills	45,612	68,115	105,932	108,499
Debentures	590,243	634,499	980,990	899,380
Commercial Promissory Note	30,106	30,087	30,106	30,087
Rural Product Bill	132,281	28,075	132,281	28,075
Investment fund quotas	1,097,626	1,058,812	328,034	324,064
Subject to guarantees provided	513,192	451,641	529,890	467,876
Government bonds	513,192	451,641	529,890	467,876
Financial Treasury Bills (LFT)	513,192	451,641	529,890	467,876
Total securities	12,475,328	12,992,564	12,336,954	12,759,290
Current	622,373	1,331,273	1,367,408	1,065,837
Non-current	11,852,955	11,661,291	10,969,546	11,693,453

b.	Classification of securities per category and maturity

	Parent company
	03/31/2022								12/31/2021
	Up to 3 months	3–12 months	1–3 years	3–5 years	>5 years	Market / book value	Restated Acquisition Cost	Unrealized gains (losses)	Market / book value	Restated Acquisition Cost	Unrealized gains (losses)
Available for sale	-	320,018	550,532	3,252,218	7,222,820	11,345,588	11,789,580	(443,992)	11,962,752	12,348,446	(385,694)
Financial Treasury Bills (LFT)	-	274,346	57,438	1,665,917	3,532,156	5,529,857	5,510,464	19,393	6,201,734	6,194,881	6,853
Debentures	-	-	67,717	143,580	203,308	414,605	420,634	(6,029)	440,092	444,663	(4,571)
Certificates of real estate receivables	-	-	47,876	88,375	149,771	286,022	286,228	(206)	307,734	308,241	(507)
Investment fund units	-	-	-	-	916,357	916,357	916,357	-	870,694	870,594	100
Financing bills	-	-	701	4,997	27,929	33,627	33,627	-	56,439	56,439	-
National Treasury Notes (NTN)	-	-	24,764	1,284,061	2,393,299	3,702,124	4,151,175	(449,051)	3,643,009	4,029,369	(386,360)
National Financial Treasury Bills (LTN)	-	45,672	352,036	35,182	-	432,890	440,989	(8,099)	412,963	414,172	(1,209)
Commercial Promissory Note	-	-	-	30,106	-	30,106	30,106	-	30,087	30,087	-

Held to maturity	11,985	90,745	187,103	24,508	615,774	930,115	930,115	-	831,582	831,582	-
Debentures	-	50,581	94,986	24,508	-	170,075	170,075	-	185,571	185,571	-
Financing bills	11,985	-	-	-	-	11,985	11,985	-	11,676	11,676	-
National Treasury Notes (NTN)	-	-	-	-	615,774	615,774	615,774	-	606,260	606,260	-
Rural Product Bill	-	40,164	92,117	-	-	132,281	132,281	-	28,075	28,075	-

For trading (a)	181,269	-	2,034	9,749	6,573	199,625	200,079	(454)	198,230	198,230	-
Investment fund units	181,269	-	-	-	-	181,269	181,269	-	188,118	188,118	-
Certificates of real estate receivables	-	-	2,034	9,749	-	11,783	11,761	22	1,276	1,276	-
Certificates of Agricultural Receivables	-	-	-	-	1,010	1,010	1,010	-	-	-	-
Debentures	-	-	-	-	5,563	5,563	6,039	(476)	8,836	8,836	-
Total	193,254	410,763	739,669	3,286,475	7,845,167	12,475,328	12,919,774	(444,446)	12,992,564	13,378,258	(385,694)

	Consolidated
	03/31/2022								12/31/2021
	Up to 3 months	3–12 months	1–3 years	3–5 years	>5 years	Market / book value	Restated Acquisition Cost	Unrealized gains (losses)	Market / book value	Restated Acquisition Cost	Unrealized gains (losses)
Available for sale	-	320,018	550,532	3,252,218	6,306,463	10,429,231	10,873,223	(443,992)	11,137,938	11,491,572	(385,794)
Financial Treasury Bills (LFT)	-	274,346	57,438	1,665,917	3,532,156	5,529,857	5,510,464	19,393	6,201,734	6,194,881	6,853
Debentures	-	-	67,717	143,580	203,308	414,605	420,634	(6,029)	440,093	444,664	(4,571)
Certificates of real estate receivables	-	-	47,876	88,375	149,771	286,022	286,228	(206)	307,667	308,241	(507)
Investment fund units	-	-	-	-	-	-	-	-	13,719	13,719	-
Financing bills	-	-	701	4,997	27,929	33,627	33,627	-	56,439	56,439	-
National Treasury Notes (NTN)	-	45,672	24,764	1,284,061	2,393,299	3,702,124	4,151,175	(449,051)	3,675,236	4,029,369	(386,360)
National Financial Treasury Bills (LTN)	-	-	352,036	35,182	-	432,890	440,989	(8,099)	412,963	414,172	(1,209)
Commercial Promissory Note	-	-	-	30,106	-	30,106	30,106	-	30,087	30,087	-

Held to maturity	11,985	90,745	187,103	24,508	648,722	963,063	965,625	-	842,935	842,935	-
Debentures	-	50,581	94,986	24,508	-	170,075	170,075	-	185,571	185,571	-
Financing bills	11,985	-	-	-	-	11,985	11,985	-	11,676	11,676	-
National Treasury Notes (NTN)	-	-	-	-	648,722	648,722	651,284	-	606,260	606,260	-
Rural Product Bill	-	40,164	92,117	-	-	132,281	132,281	-	11,353	11,353	-
Certificates of real estate receivables	-	-	-	-	-	-	-	-	28,075	28,075	-

For trading (a)	357,981	26,992	152,513	236,568	170,606	944,660	938,797	5,863	778,417	757,680	20,737
Investment fund units	328,034	-	-	-	-	328,034	328,078	(44)	298,992	298,992	-
Certificates of real estate receivables	17,891	3,258	17,547	22,196	12,275	73,167	72,298	869	41,579	41,579	-
Certificates of Agricultural Receivables	-	414	108	2,991	4,316	7,829	6,475	1,354	273,716	252,979	20,737
Debentures	-	6,159	64,895	177,627	147,629	396,310	394,809	1,501	65,729	65,729	-
Financial Treasury Bills (LFT)	-	1,668	5,380	27,686	-	34,734	34,678	56	403	403	-
National Financial Treasury Bills (LTN)	-	-	-	-	-	-	-	-	40,384	40,384	-
Financing bills	-	5,031	47,170	3,365	4,754	60,320	60,320	-	25,092	25,092	-
Bank deposit certificates	11,728	6,232	11,397	2,148	1,389	32,894	29,740	3,154	10,648	10,648	-
Agribusiness Credit Bills (LCA)	-	3,731	5,176	555	243	9,705	10,182	(477)	14,552	14,552	-
Real Estate Credit Bills (LCI)	328	499	840	-	-	1,667	2,217	(550)	7,322	7,322	-

Total	369,966	437,755	890,148	3,513,294	7,125,791	12,336,954	12,777,645	(438,129)	12,759,290	13,092,187	(365,057)

c.	Securities income

	Parent company		Consolidated
	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Income from fixed income securities	293,351	92,363	313,914	94,356
Income (loss) from investments in investment funds	51,151	(4,676)	31,028	(6,800)
Securities income	344,502	87,687	344,942	87,556

8	Derivative financial instruments

Inter participates in operations involving derivative financial instruments recorded in balance sheet and memorandum accounts, whose purpose is to meet own needs to manage its risk exposure, as well as meet clients’ requests to manage its exposure. These operations involve derivatives on swaps, indices and terms. Inter's risk management is based on the use of derivative financial instruments with the main purpose of mitigating the risks arising from the operations performed.

The swaps comprising Inter’s portfolio were formed as a strategy to lock the spread of the active operation, carrying out the hedge equivalence with the specific risk portion (IGPM and IPCA).

Thus, for these swaps (IGPM and IPCA), the mark-to-market methodology was the same: Mark-to-market of the Swap Asset Position (100% of CDI), consists of updating the base value until the reference date, projecting such value at 100% of the exponentially interpolated curve from the “DI x PRE” vertices available on the B3 S.A., corresponding to the maturity of the transaction, discounting 100% of the CDI to determine the fair value. In the liability position, it consists of updating the base reference percentage value defined at the time of the hedge, adjusted by the IGPM or IPCA (according to the swap), projecting this value at the contracted rate until maturity and discounting 100% of the interpolated curve exponentially from the “DI X IGPM” vertices for the IGPM swaps and “DI x IPCA” vertices for the IPCA swaps available on the B3 S.A. corresponding to the transaction term.

	Parent company		Consolidated
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Derivative financial instruments – assets	3,966	4,297	10,409	86,948

Derivative financial instruments – liabilities	(76,042)	(66,472)	(76,042)	(66,549)

a.	Breakdown of derivative financial instruments (assets and liabilities) stated at their updated cost, market and terms

	Parent company
	03/31/2022								12/31/2021
	Restated cost	Mark-to-Market	Market value	Up to 3 months	3–12 months	1–3 years	3–5 years	Total	Total
Assets (A)
Forward purchases receivable	4,033	(67)	3,966	3,966	-	-	-	3,966	4,297

Liabilities (B)
Adjustment payable - swap	(76,042)	-	(76,042)	-	(34,138)	(29,160)	(12,744)	(76,042)	(66,472)
Net effect (A-B)	(72,009)	(67)	(72,076)	3,966	(34,138)	(29,160)	(12,744)	(72,076)	(62,175)

	Consolidated
	03/31/2022								12/31/2021
	Restated cost	Mark-to-Market	Market value	Up to 3 months	3–12 months	1–3 years	3–5 years	Total	Total
Assets (A)
Forward purchases receivable	10,476	(67)	10,409	10,409	-	-	-	10,409	86,948

Liabilities (B)
Adjustment payable - swap	(76,042)	-	(76,042)	-	(34,138)	(29,160)	(12,744)	(76,042)	(66,549)
Net effect (A-B)	(65,566)	(67)	(65,633)	10,409	(34,138)	(29,160)	(12,744)	(65,633)	20,399

b.	Aging of forward and swap contracts (Notional)

	Parent company
	Up to 3 months	3–12 months	1–3 years	3–5 years	Total 03/31/2022	Total 12/31/2021
Forward contracts - assets	3,966	-	-	-	3,966	4,297
Swap contracts - liabilities	-	94,856	53,500	24,500	172,856	172,856
Total	3,966	94,856	53,500	24,500	176,822	177,153

	Consolidated
	Up to 3 months	3–12 months	1–3 years	3–5 years	Total 03/31/2022	Total 12/31/2021
Forward contracts - assets	10,409	-	-	-	10,409	86,948
Swap contracts - liabilities	-	94,856	53,500	24,500	172,856	172,933
Total	10,409	94,856	53,500	24,500	183,265	259,881

c.	Index swap contracts

The operations were carried out via B3 and have a guaranteed margin and control by this Stock Exchange. On March 31, 2022, Inter had 8 CDI x IGP-M asset swaps contracts, with a total notional amount of R$ 112,856 and 2 CDI x IPCA asset swaps contracts, with a total notional amount of R$ 60,000 registered at B3 and have a margin deposit whose value can be adjusted at any time. The swap operation is the exchange of risks between two parties, consisting of an agreement for two parties to exchange the risk of an asset (creditor) or liability (debtor) position, on a specified date, with previously established conditions.

Inter’s swap operations are classified as Hedge Accounting (Fair Value Hedge), to hedge against exposure to changes in the fair value of recognized loan operations, or an identified part of such an asset attributable to a particular risk that could affect the result.

The hedge instrument (swap) was used to hedge against risks related to the mismatch of indices between asset and liability portfolios, specifically between interest rate and price index variations, and are recognized at fair value in income (loss) for the period. The fair value is the value which, according to market conditions, would be received for the assets and paid upon settlement of liabilities, being calculated based on the rates practiced in the stock exchange markets.

Parent company and Consolidated
03/31/2022
	Reference	Cost value		Market value		Gain (loss) from
Indices	value	Bank	Counterparty	Bank	Counterparty	hedge operation
CDI x IGPM	112,856	127,296	195,420	127,296	191,486	(64,190)
CDI x IPCA	60,000	68,386	80,385	68,386	80,238	(11,852)
Grand total	172,856	195,682	275,805	195,682	271,724	(76,042)

Parent company
12/31/2021
	Reference	Cost value		Market value		Gain (loss) from
Indices	value	Bank	Counterparty	Bank	Counterparty	hedge operation
CDI x IGPM	112,856	124,282	184,140	124,282	180,520	(56,238)
CDI x IPCA	60,000	66,767	77,401	66,767	77,002	(10,234)
Grand total	172,856	191,049	261,541	191,049	257,522	(66,472)

Consolidated
12/31/2021
	Reference	Cost value		Market value		Gain (loss) from
Indices	value	Bank	Counterparty	Bank	Counterparty	hedge operation
CDI x IGPM	112,856	124,282	184,140	124,282	180,520	(56,238)
CDI x IPCA	60,000	66,767	77,401	66,767	77,002	(10,331)
Grand total	172,856	191,049	261,541	191,049	257,522	(66,569)

d.	Income (loss) from securities and derivative financial instruments

	Parent company		Consolidated
	03/31/2022	03/31/2021	03/31/2022	03/31/2021

Operations with forward derivatives	86	240	445	240
Operations with future derivatives	23,692	-	22,685	-
Operations with derivatives - swap	(6,277)	(20,491)	(6,661)	(20,491)
Total	17,501	(20,251)	16,469	(20,251)

9	Interbank accounts/relations

	Parent company and Consolidated
Assets	03/31/2022	12/31/2021
Other settlement systems	433,814	295,103
Central Bank of Brazil deposits - other	334,200	309,580
Central Bank Deposits - Compulsory Reserves	1,516,653	1,570,371
Central Bank of Brazil deposits - Pix	424,351	519,420
Correspondent relations	20,551	25,921
Total	2,729,569	2,720,395

Liabilities
Payment transactions (a)	4,420,058	3,876,964
Other settlement systems	95,764	-
Total	4,515,822	3,876,964

(a)	Amounts payable to payment institutions participating in a payment arrangement in connection with card transactions.

10	Loan portfolio and provisions for losses associated with credit risk

a.	Breakdown of the portfolio by loan operation

	Parent company					Consolidated
Loan operations and other credits	03/31/2022	% Portfolio	12/31/2021	% Portfolio	03/31/2022	% Portfolio	12/31/2021	% Portfolio
Loans and discounted notes	6,129,037	34.0%	5,802,431	34.0%	6,417,426	35.0%	6,045,720	34.9%
Real estate financing	3,763,530	20.8%	3,669,432	21.5%	3,763,530	20.5%	3,669,432	21.2%
Credit card operations	901,146	5.0%	738,416	4.3%	901,146	4.9%	738,416	4.3%
Rural financing	643,194	3.6%	700,191	4.1%	643,194	3.5%	700,191	4.0%
Other receivables (a)	6,614,203	36.6%	6,164,898	36.1%	6,614,203	36.1%	6,164,898	35.6%
Total loan operations and other credits	18,051,110	100.0%	17,075,368	100.0%	18,339,499	100.0%	17,318,657	100.0%

Total current	9,813,353	8,803,515	10,101,742	9,046,804
Total non-current	8,237,757	8,271,853	8,237,757	8,271,853

Mark-to-market of loan operations - hedged item	(4,158)	(4,042)	(4,158)	(4,042)

Total loan portfolio before provision for estimated losses	18,046,952	17,071,326	18,335,341	17,314,615

Provision for estimated losses
(-) Expected losses from loan operations	(502,313)	(451,811)	(502,623)	(452,110)
(-) Expected losses from other receivables	(178,787)	(77,422)	(178,787)	(77,422)
Total provision for expected losses associated with credit risk	(681,100)	(529,233)	(681,410)	(529,532)

Total net loan portfolio	17,365,852	16,542,093	17,653,931	16,785,083

(a)	Refers to other credits with and without credit granting characteristics, in the amount of R$ 2,132 million (as of December 31, 2021: R$ 2,040 million), and credit card – Cash purchases and merchant installment payment, in the amount of R$ 4,482 million (as of December 31, 2021: R$ 4,125 million).

b.	Maturity bracket

	Parent company
	Installments	Payments falling due
	past due as of 15 days	Up to 90 days	91–360 days	>360 days	Total on 03/31/2022	Total on 12/31/2021
Loans and discounted notes	76,184	392,788	1,272,819	4,387,246	6,129,037	5,802,431
Real estate financing	14,894	85,125	188,471	3,475,040	3,763,530	3,669,432
Credit card operations	612,348	190,603	55,693	42,502	901,146	738,416
Rural financing	652	143,887	419,254	79,401	643,194	700,191
Other receivables	22,137	5,023,721	1,314,777	253,568	6,614,203	6,164,898
Total loan operations and other credits	726,215	5,836,124	3,251,014	8,237,757	18,051,110	17,075,368

	Consolidated
	Installments	Payments falling due
	past due as	Up to 91	91–360	>360	Total on	Total on
	of 15 days	days	days	days	03/31/2022	12/31/2021
Loans and discounted notes	76,184	681,177	1,272,819	4,387,246	6,417,426	6,045,720
Real estate financing	14,894	85,125	188,471	3,475,040	3,763,530	3,669,432
Credit card operations	612,348	190,603	55,693	42,502	901,146	738,416
Rural financing	652	143,887	419,254	79,401	643,194	700,191
Other receivables	22,137	5,023,721	1,314,777	253,568	6,614,203	6,164,898
Total loan operations and other credits	726,215	6,124,513	3,251,014	8,237,757	18,339,499	17,318,657

c.	Breakdown of portfolio and provision for losses by risk levels (rating)

		Parent company
	% minimum of	03/31/2022		12/31/2021
Rating	provision	Portfolio	Total provision (a)	Portfolio	Total provision (a)
AA	-	6,350,035	(15,631)	6,268,516	(15,277)
A	0.50%	8,985,185	(63,387)	8,621,738	(95,606)
B	1.00%	836,615	(15,425)	738,198	(13,518)
C	3.00%	943,753	(48,892)	769,900	(39,622)
D	10.00%	208,643	(34,831)	218,136	(36,833)
E	30.00%	135,866	(44,721)	100,651	(33,223)
F	50.00%	103,593	(51,796)	76,430	(38,568)
G	70.00%	88,915	(62,241)	84,042	(58,829)
H	100.00%	398,505	(344,176)	197,757	(197,757)
Total		18,051,110	(681,100)	17,075,368	(529,233)

		Consolidated
	% minimum of	03/31/2022		12/31/2021
Rating	provision	Portfolio	Total provision (a)	Portfolio	Total provision (a)
AA	-	6,248,783	(15,631)	6,169,651	(15,277)
A	0.50%	9,374,826	(63,697)	8,963,892	(95,905)
B	1.00%	836,615	(15,425)	738,198	(13,518)
C	3.00%	943,753	(48,892)	769,900	(39,622)
D	10.00%	208,643	(34,831)	218,136	(36,833)
E	30.00%	135,866	(44,721)	100,651	(33,223)
F	50.00%	103,593	(51,796)	76,430	(38,568)
G	70.00%	88,915	(62,241)	84,042	(58,829)
H	100.00%	398,505	(344,176)	197,757	(197,757)
Total		18,339,499	(681,410)	17,318,657	(529,532)

(a)	In addition to the minimum required provision, a supplementary provision is formed considering the provisioning model, which is based on statistical models that capture historical and prospective information, and on Management’s experience, to reflect our expectation of losses in different economic scenarios.

d.	Breakdown by sectors of economic activity

	Parent company		Consolidated
Activities per segment	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Extractive industries	1,101,420	324,703	1,101,420	324,703
Construction	847,397	804,111	847,397	804,111
Commerce; repair of motor vehicles and motorcycles	642,653	628,262	642,653	628,262
Administrative activities and complementary services	571,688	592,057	571,688	592,057
Agriculture, livestock, forestry, fisheries and aquaculture	343,236	94,965	343,236	94,965
Financial, insurance activities and related services	259,561	237,967	259,561	481,256
Real estate activities	259,396	263,083	259,396	263,083
Other segments	353,844	649,833	353,844	649,833

Legal entity	4,379,195	4,366,078	4,379,195	4,609,367
Individuals	13,671,915	12,709,290	13,960,304	12,709,290
Total loan operations and other credits	18,051,110	17,075,368	18,339,499	17,318,657

e.	Renegotiated loan operations

During the period ended March 31, 2022, the total amount of renegotiated credits was R$ 32,381 (March 31, 2021: R$33,445).

f.	Changes in the provision for losses associated with credit risk

	Parent company		Consolidated
	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Opening balance	(529,233)	(205,685)	(529,532)	(205,785)
Provision formed (a)	(249,731)	(112,346)	(250,694)	(112,352)
Reversal of provision (a)	5,779	17,554	6,731	17,554
Write-offs to loss	92,085	46,344	92,085	46,272
Closing balance	(681,100)	(254,133)	(681,410)	(254,311)

(a)	It is comprised by the expense with “Allowance for doubtful accounts”.

g.	Income from loan operations

	Parent company		Consolidated
	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Loans and discounted notes	240,131	72,844	253,869	74,682
Real estate financing	98,511	89,154	98,511	89,154
Rural financing	12,463	-	12,463	-
Credit card operations	114,632	110,570	114,633	110,570
Recovery of loans written off as loss	5,540	10,786	5,540	10,786
Total	471,277	283,354	485,016	285,192

h.	Concentration of loan operations

	Parent company
	03/31/2022	% of portfolio	12/31/2021	% of portfolio
Major debtor	214,963	1.2%	274,262	1.6%
10 greatest debtors	1,302,755	7.2%	1,610,203	9.4%
20 greatest debtors	1,818,893	10.1%	2,034,977	11.9%
50 greatest debtors	2,800,371	15.5%	2,627,038	15.4%
100 main debtors	3,580,146	19.8%	3,136,975	18.4%

	Consolidated
	03/31/2022	% of portfolio	12/31/2021	% of portfolio
Major debtor	214,963	1.2%	274,262	1.6%
10 greatest debtors	1,302,755	7.1%	1,610,203	9.3%
20 greatest debtors	1,818,893	9.9%	2,034,977	11.8%
50 greatest debtors	2,800,371	15.3%	2,627,038	15.2%
100 main debtors	3,969,787	21.6%	3,479,129	20.1%

i.	Acquisition of a loan operation with substantial retention of risks and rewards

On March 29, 2022, an operational agreement was entered into between Banco Inter and Banco Mercantil do Brasil S.A. for the purpose of jointly carrying out credit granting operations, with Inter as the acquirer and Mercantil as the seller. The balance of portfolio acquired on March 31, 2022, is R$ 176,574. The acquisition resulted in a premium of R$ 29,562 (difference between the traded value and the book value of the portfolio), as presented in Note 11.

11	Other financial assets

	Parent company		Consolidated
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Sundry debtors (a)	287,106	192,668	310,424	210,340
Other income receivable	125,678	121,160	175,147	171,435
Advances to third parties	55,057	17,745	97,671	59,288
Taxes and contributions recoverable	43,502	40,888	62,042	49,554
Premium on financial asset transfer operation (b)	29,562	-	29,562	-
Other	9,408	8,684	63,735	35,350
Total	550,313	381,144	738,581	525,967

Current	549,802	380,666	735,962	523,497
Non-current	511	478	2,619	2,470

(a)	The balance is substantially composed of amounts to be processed from cards, early settlement of credit operations, disputes on card transactions (Chargeback), and Associated Company/Partner Marketplace receivables.

(b)	Premium recognized on the acquisition of the loan portfolio in the quarter, as described in Note 10 (i).

12	Deferred tax assets

Deferred tax assets arise from temporary differences (related to provisions on loan operations, provision for civil and labor claims, mark-to-market of securities classified as available for sale or held for trading, tax loss carryforwards and negative social contribution tax basis, among others). These credits are estimated to be realized until 2031.

a.	Origin and changes in deferred tax assets

	Parent company
	Balance at 12/31/2021	Formation	Realization	Balance at 03/31/2022
Recomposition of deferred assets
Provision for impairment loss on loans and advances	195,882	82,913	(34,807)	243,988
Provision for contingencies	9,721	188	(331)	9,578
Mark-to-market of financial assets	190,602	49,225	(19,619)	220,208
Sundry temporary differences	1,251	2,040	(354)	2,937
Tax loss	93,102	29,014	(26,518)	95,598
Hedge operations	31,180	4,494	(1,667)	34,007

	521,738	167,874	(83,296)	606,316

	Consolidated
	Balance at 12/31/2021	Formation	Realization	Balance at 03/31/2022
Recomposition of deferred assets
Provision for impairment loss on loans and advances	195,882	82,913	(34,806)	243,989
Provision for contingencies	9,769	188	(330)	9,627
Mark-to-market of financial assets	191,283	49,225	(19,619)	220,889
Sundry temporary differences	750	2,420	(731)	2,439
Tax loss	95,346	29,768	(25,999)	99,115
Hedge operations	31,180	4,494	(1,667)	34,007
	524,210	169,008	(83,152)	610,066

	Parent company
	Balance at 12/31/2020	Formation	Realization	Balance at 12/31/2021
Recomposition of deferred assets
Provision for impairment loss on loans and advances	66,684	165,355	(36,157)	195,882
Provision for contingencies	9,294	3,855	(3,428)	9,721
Mark-to-market of financial assets	(501)	438,585	(247,482)	190,602
Sundry temporary differences	371	2,451	(1,571)	1,251
Tax loss	57,291	44,828	(9,017)	93,102
Hedge operations	22,195	132,322	(123,337)	31,180

	155,334	787,396	(420,992)	521,738

	Consolidated
	Balance at 12/31/2020	Formation	Realization	Balance at 12/31/2021
Recomposition of deferred assets
Provision for impairment loss on loans and advances	66,684	165,355	(36,157)	195,882
Provision for contingencies	8,840	3,855	(2,926)	9,769
Mark-to-market of financial assets	(501)	438,764	(246,980)	191,283
Sundry temporary differences	371	2,451	(2,072)	750
Tax loss	58,794	51,134	(14,582)	95,346
Hedge operations	22,195	132,322	(123,337)	31,180

	156,383	793,881	(426,054)	524,210

Present value of tax credits was calculated based on average rate of Interbank Deposit Certificates (CDI) projected for corresponding periods, CDI of 10.82% p.a. (2021: CDI of 5.90% p.a.).

b.	Provision for realization of tax credits

The expected realization of tax credits is supported by a study of realization of tax credit, as presented below:

	Parent company
	03/31/3022
	Basis of deferred credits		Income tax		Basis of deferred credits		CSLL
Period	Credit basis	Present value	Value of credit	Present value	Credit basis	Present value	Value of credit	Present value
2022	757,295	683,372	189,323	170,843	749,669	676,490	149,934	135,298
2023	144,980	126,868	36,245	32,707	143,520	125,591	28,704	25,902
2024	88,979	74,922	22,245	20,073	88,083	74,168	17,617	15,897
2025	132,625	105,449	33,156	29,920	131,289	104,387	26,258	23,695
2026	150,298	150,298	37,574	33,907	148,784	111,706	29,757	26,852
2027–2031	79,249	47,334	19,812	17,878	78,451	46,857	15,690	14,159
Grand total	1,353,426	1,188,243	338,355	305,328	1,339,796	1,139,200	267,961	241,803

	Consolidated
	03/31/2022
	Basis of deferred credits		Income tax		Basis of deferred credits		CSLL
Period	Credit basis	Present value	Value of credit	Present value	Credit basis	Present value	Value of credit	Present value
2022	763,382	688,865	192,056	173,308	755,792	682,015	150,952	136,217
2023	146,145	127,888	36,245	32,707	144,692	126,616	28,704	25,902
2024	89,694	75,524	22,245	20,073	88,803	74,773	17,617	15,897
2025	133,691	106,297	33,156	29,920	132,361	105,240	26,258	23,695
2026	151,506	113,749	37,574	33,907	150,000	112,618	29,757	26,852
2027–2031	79,886	47,714	19,812	17,878	79,092	47,240	15,690	14,159
Grand total	1,364,304	1,160,037	341,088	307,793	1,350,740	1,148,502	268,978	242,722

	Parent company
	12/31/2021
	Basis of deferred credits		Income tax		Basis of CSLL deferred credits		CSLL
Period	Credit basis	Present value	Value of credit	Present value	Credit basis	Present value	Value of credit	Present value
2022	597,039	538,759	163,248	147,313	647,805	584,570	128,685	116,123
2023	114,300	100,021	31,253	28,202	124,019	108,526	24,636	22,231
2024	70,150	59,067	19,181	17,309	76,115	64,090	15,120	13,644
2025	104,559	83,134	28,590	25,799	113,450	90,203	22,536	20,337
2026	118,492	118,492	32,399	29,237	128,568	96,527	25,540	23,047
2027–2031	62,478	37,317	17,084	15,416	67,791	40,490	13,466	12,152
Grand total	1,067,018	936,791	291,755	263,276	1,157,747	984,406	229,983	207,533

	Consolidated
	12/31/2021
	Basis of deferred credits		Income tax		Basis of deferred credits		CSLL
Period	Credit basis	Present value	Value of credit	Present value	Credit basis	Present value	Value of credit	Present value
2022	657,006	592,872	164,251	148,218	651,818	588,191	129,065	116,466
2023	125,780	110,067	31,445	28,376	124,787	109,198	24,709	22,297
2024	77,196	65,000	19,299	17,415	76,586	64,487	15,165	13,684
2025	115,061	91,484	28,765	25,957	114,152	90,762	22,603	20,397
2026	130,394	97,898	32,598	29,416	129,364	97,125	25,615	23,115
2027–2031	68,754	41,066	17,188	15,511	68,211	40,741	13,506	12,188
Grand total	1,174,190	998,387	293,547	264,893	1,164,919	990,504	230,663	208,146

c.	Tax credit realization study

Considering the non-compliance of Inter in Article 4, head provision, of the Resolution of the National Monetary Council (CMN) 4842/20, regarding the formation of tax credits, a claim was filed with the Central Bank of Brazil claiming the waiving of the requirement to comply with item II, Article 4 of said Resolution, referring to the base date of December 31, 2021, based on a tax credit realization study, as provided for in Paragraph 40 of the same Article. The request was accepted by the regulator on February 15, 2022. On 06/30/2022, a new protocol will be carried out, if the situation of non-compliance with the requirement provided for in article 4, caput, of the Resolution of the Brazilian Monetary Council – CMN 4842/20, persists, as provided for in the aforementioned regulation. We emphasize that the best efforts are being made to ensure that the projections are met.

13	Other assets

	Parent company		Consolidated
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Non-operating assets (a)
Assets not for own use	156,119	149,746	156,119	149,746
Other	-	-	14,091	2,961
	156,119	149,746	170,210	152,707
Prepaid expenses
Other prepaid expenses	182,146	159,095	195,674	160,825
	182,146	159,095	195,674	160,825
Total	338,265	308,841	365,884	313,532
Current	58,490	282,059	72,581	286,750
Non-current	279,775	26,782	293,303	26,782

(a)	Non-operating assets refer to properties received upon payment in kind of loans and consolidations. When applicable, the provision for devaluation of these real estate properties is formed based on appraisal reports made by specialized companies hired by the Management.

14	Investments

a.	Breakdown of investments in subsidiaries

			Value of the investments		Equity in income of subsidiaries
Entity - Subsidiaries	Adjusted shareholders’ equity	Net income (loss)	03/31/2022	12/31/2021	03/31/2022	03/31/2021
Inter Digital Corretora e Consultoria de Seguros Ltda.	68,988	14,208	41,220	32,731	8,489	8,333
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	58,718	8,152	57,740	49,722	8,017	(291)
Inter Marketplace Ltda.	177,614	40,898	177,533	139,576	37,957	19,934
Inter Asset Holding S.A.	3,534	572	2,474	2,835	399	1,116
Acerto Cobrança e Informações	15,871	(1,176)	9,523	10,228	(706)	(357)
IM Designs Desenvolvimento de Software Ltda.	6,412	1,173	3,206	2,786	420	-
USEND	69,348	(1,159)	69,348	-	(1,159)	-
Goodwill due to expected future profitability	-	-	904,787	74,083	-	-
Total	400,485	62,668	1,265,831	311,961	53,417	28,736

			Value of the investments		Equity in income of subsidiaries
Entities (Associated companies)	Adjusted shareholders’ equity	Net income (loss)	03/31/2022	12/31/2021	03/31/2022	03/31/2021
Granito Soluções em Pagamento S.A.	31,946	(11,994)	15,133	20,706	(5,572)	-
Goodwill due to expected future profitability	-	-	54,530	56,044	-	-
Total			69,663	76,750	(5,572)	-

			Value of the investments		Equity in income of subsidiaries
Other investments	Adjusted shareholders’ equity	Net income (loss)	03/31/2022	12/31/2021	03/31/2022	03/31/2021
Other investments	-	-	9,509	1,151	-	-
Total	-	-	9,509	1,151	-	-

Adjustments resulting from valuation by the equity method of accounting of investments, recorded in income and expense accounts, under the column of “Income (loss) from interest in subsidiaries” and “Income (loss) from interest in associated companies”.

b.	Summarized information on subsidiaries

	Total assets		Shareholders' equity		Capital
Subsidiaries	03/31/2022	12/31/2021	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Inter Digital Corretora e Consultoria de Seguros Ltda.	147,638	124,670	68,988	54,781	100	100
Inter DTVM Ltda	207,082	368,212	58,718	50,562	25,000	25,000
Inter Marketplace Ltda.	267,940	231,051	181,335	140,295	5,000	5,000
Inter Asset Holding S.A.	6,724	7,148	3,534	4,050	1,015	1,015
Acerto Cobrança e Informações	18,093	18,862	15,871	17,047	21,032	21,032
IM Designs Desenvolvimento de Software S.A.	7,088	6,145	6,412	5,572	5,138	5,138
USEND	304,429	-	69,348	-	172,467	-

c.	Changes in investments

The details of investment acquisition are presented in Note 3(a).

	Opening balance at 01/01/2022	Acquisition of investment	Equity in net income of subsidiaries	Amortization of goodwill	Distribution of dividends	Capital again	Closing balance at 03/31/2022	Closing balance at 12/31/2021
Inter Digital Corretora e Consultoria de Seguros Ltda.	32,731	-	8,489	-	-	-	41,220	41,220
Inter DTVM Ltda.	49,722	-	8,017	-	-	-	57,739	57,739
Inter Marketplace Ltda.	139,576	-	37,957	-	-	-	177,533	177,533
Inter Asset Holding S.A.	2,835	-	399	-	(760)	-	2,474	2,474
Acerto Cobrança e Informações	10,228	-	(706)	-	-	-	9,522	9,522
Granito Soluções em Pagamento S.A.	20,705	-	(5,572)	-	-	-	15,133	15,133
IM Designs Desenvolvimento de Software S.A.	2,786	-	420	-	-	-	3,206	3,206
Usend	-	70,507	(1,159)	-	-	-	69,348	69,348
Goodwill due to expected future profitability	130,128	838,411	-	(9,070)	-	-	959,319	959,469
Other investments	1,152	-	-	-	-	8,358	9,509	9,510
Total	389,863	908,918	47,845	(9,070)	(760)	8,358	1,345,003	1,345,153

(a)	Goodwill on the acquisition of investments, as disclosed in Note 3 (vi.1).

	Opening balance	Equity in net income of subsidiaries	Amortization of goodwill	Capital again	Closing balance at 03/31/2022	Closing balance at 12/31/2021
Granito Soluções em Pagamento S.A.	20,706	(5,572)	-	-	15,133	20,705
Goodwill due to expected future profitability - Granito	56,044	-	(1,515)	-	54,529	56,044
Other investments	1,151	-	-	8,358	9,510	1,152
Total	77,901	(5,572)	(1,515)	8,358	79,172	77,901

15	Intangible assets and goodwill

a.	Breakdown of intangible assets

		Parent company
		03/31/2022			12/31/2021
	Average rate of amortization (p.a.)	Historical cost	(Accumulated amortization)	Net value	Historical cost	(Accumulated amortization)	Net value
Right-of-use (a)	100%	171,718	(103,454)	68,264	124,484	(78,512)	45,972
Development costs (b)	20%	150,359	(19,598)	130,761	124,508	(13,585)	110,923
Client portfolio	20%	9,341	(4,270)	5,071	9,341	(3,739)	5,602
Intangible in progress	-	138,534	-	138,534	134,792	-	134,792
Total intangible assets		469,952	(127,322)	342,630	393,125	(95,836)	297,289

		Consolidated
		03/31/2022			12/31/2021
	Average rate of amortization (p.a.)	Historical cost	(Accumulated amortization)	Net value	Historical cost	(Accumulated amortization)	Net value
Right-of-use (a)	100%	176,703	(107,209)	69,494	129,231	(82,083)	47,148
Development costs (b)	20%	164,933	(21,379)	143,554	129,948	(14,531)	115,417
Client portfolio	20%	9,341	(4,270)	5,071	9,341	(3,739)	5,602
Goodwill due to expected future profitability	-	921,805	(9,804)	912,001	90,569	(9,213)	81,356
Intangible in progress	-	176,734	(113)	176,621	171,633	-	171,633
Total intangible assets		1,449,516	(142,775)	1,306,741	530,722	(109,566)	421,156

(a)	Right-of-use: refer to software and licenses acquired from third parties and used to provide information processing services.
(b)	Development costs refer to development expenditures of new products or services intended to increase Inter’s revenue.

b.	Changes in intangible assets

	Parent company
		Historical cost			Amortization
	12/31/2021	Addition	Write-off	Transfers	Addition	Write-off	03/31/2022
Right to use	45,972	47,235	-	-	(24,942)	-	68,264
Development costs	110,923	-	-	25,851	(6,013)	-	130,761
Client portfolio	5,602	-	-	-	(531)	-	5,071
Intangible in progress	134,792	29,593	-	(25,851)	-	-	138,534
Total intangible assets	297,289	76,828	-	-	(31,486)	-	342,630

	Consolidated
		Historical cost			Amortization
	12/31/2021	Addition	Write-off	Transfers	Addition	Write-off	03/31/2022
Right to use	47,148	41,247	(950)	7,175	(26,075)	950	69,494
Development costs	115,417	-	-	34,985	(7,042)	194	143,554
Client portfolio	5,602	-	-	-	(531)	-	5,071
Goodwill due to expected future profitability	81,356	838,411	-	(7,175)	(591)	-	912,001
Intangible in progress	171,633	41,350	(1,264)	(34,985)	(113)	-	176,621
Total intangible assets	421,156	921,008	(2,214)	-	(34,352)	1,144	1,306,741

16	Deposits and acceptances and endorsements

a.	Deposits

	Parent company
	1–30 days	31–180 days	181–360 days	>360 days	Total at 03/31/2022	Total on 12/31/2021
Demand deposits	9,696,859	-	-	-	9,696,859	10,019,395
Savings deposits	1,215,061	-	-	-	1,215,061	1,230,039
Time Deposits	61,195	510,442	709,488	6,612,878	7,894,003	7,157,418
Interbank deposits	10,369	128,200	-	-	138,569	128,125
Grand total	10,983,484	638,642	709,488	6,612,878	18,944,492	18,534,977

				Current	12,331,614	12,510,531
				Non-current	6,612,878	6,024,446

	Consolidated
	1–30 days	31–180 days	181–360 days	>360 days	Total at 03/31/2022	Total on 12/31/2021
Demand deposits	9,635,118	-	-	-	9,635,118	9,932,959
Savings deposits	1,215,061	-	-	-	1,215,061	1,230,039
Time Deposits	61,195	510,442	709,488	6,608,804	7,889,929	6,922,061
Interbank deposits	10,369	128,200	-	-	138,569	128,125
Grand total	10,921,743	638,642	709,488	6,608,804	18,878,677	18,213,184

				Current	12,269,873	12,424,094
				Non-current	6,608,804	5,789,090

b.	Acceptances and endorsements

	Parent company
	1–30 days	31–180 days	181–360 days	>360 days	Total at 03/31/2022	Total on 12/31/2021
Real estate credit note	56,618	292,323	231,526	3,714,014	4,294,481	3,596,104
Financial Bills	-	-	-	28,637	28,637	2,090
Grand total	56,618	292,323	231,526	3,742,651	4,323,118	3,598,194

				Current	580,467	455,356
				Non-current	3,742,651	3,142,838

	Consolidated
	1–30 days	31–180 days	181–360 days	>360 days	Total at 03/31/2022	Total on 12/31/2021
Real estate credit note	56,618	250,161	231,526	3,714,014	4,252,319	3,546,938
Financial Bills	-	-	-	28,637	28,637	25,155
Grand total	56,618	250,161	231,526	3,742,651	4,280,956	3,572,093

				Current	538,305	429,255
				Non-current	3,742,651	3,142,838

66

c.	Expenses with money market repurchase agreements

	Parent company		Consolidated
	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Interbank deposits	(3,835)	(218)	(3,836)	(218)
Saving deposits expense	(17,703)	(2,738)	(17,703)	(2,738)
Time Deposits	(206,680)	(29,876)	(206,753)	(28,909)
Real Estate Credit Bills	(107,285)	(23,912)	(107,151)	(23,912)
Financial Bills	(945)	-	(945)	-

Total expenses with money market repurchase agreements	(336,448)	(56,744)	(336,388)	(55,777)

17	Other financial liabilities

	Parent company		Consolidated
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Sundry payments (a)	204,558	383,386	305,782	445,559
Creditors’ funds to be released	191,680	152,825	191,037	153,860
Taxes due	52,097	41,454	69,747	54,777
Payables to related companies	26,141	29,653	-	-
Assignments payable	36,565	41,000	36,565	41,000
Liabilities from securities clearing accounts	-	-	234,110	-
Provision for income tax and social contribution	-	-	31,026	23,616
Other liabilities	8,877	3,646	34,995	31,067
Deferred income	-	-	-	57,408
Total	519,918	651,964	903,262	807,287

Current	519,918	651,964	903,262	692,827
Non-current	-	-	-	114,460

(a)  The balance is substantially composed of creditors and sundry suppliers, payments to be processed, provisions, benefits and labor charges, and financing to be released.

67

18	Related party transactions

Transactions with related parties are defined and controlled in accordance with the Related-Party Policy approved by the Group’s Board of Directors. The policy defines and ensures transactions involving the Group and its shareholders or direct or indirect related parties.

The transactions with related parties are detailed below:

	Controlling shareholder (a)		Subsidiaries (b)		Key management personnel (c)		Other related parties (d)		Total
	03/31/2022	12/31/2021	03/31/2022	12/31/2021	03/31/2022	03/31/2021	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Assets
Loan operations	14,848	14,396	148,039	144,873	836	19,789	316,861	426,967	480,584	606,025
Inter Holding Financeira S.A.	14,782	14,388	-	-	-	-	-	-	14,782	14,388
Granito soluções em pagamentos S.A.	-	-	45,882	45,882	-	-	-	-	45,882	45,882
Inter Distribuidora de Títulos e Valores Mobiliários Ltda. (h)	-	-	101,727	98,865	-	-	-	-	101,727	98,865
Log Commercial Properties e Participação S/A (g)	-	-	-	-	-	-	62,022	61,914	62,022	61,914
MRV Engenharia e Participações S/A (e)	-	-	-	-	-	-	142,060	243,648	142,060	243,648
Stone Pagamentos S.A. (f)	-	-	-	-	-	-	105,131	103,732	105,131	103,732
Key management personnel (c)	-	-	-	-	836	19,789	-	-	836	19,789
Other (k)	66	8	430	126	-	-	7,648	17,673	8,144	17,807
Securities	158	371	22,545	87,557	11,510	25,962	43,517	146,085	77,730	259,975
Inter Marketplace Intermediacao de Negocios e Servicos Ltda.	-	-	20,726	20,235	-	-	-	-	20,726	20,235
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	-	-	4	59,779	-	-	-	-	4	59,779
Inter Digital Corretora e Consultoria de Seguros Ltda	-	-	1,307	3,429	-	-	-	-	1,307	3,429
Conedi Participações Ltda	-	-	-	-	-	-	34,469	88,231	34,469	88,231
Key management personnel (c)	-	-	-	-	11,510	25,962	-	-	11,510	25,962
Other (k)	158	371	508	4,114	-	-	9,048	57,854	9,714	62,339
Other assets (j)	-	-	26,384	32,341	-	-	-	-	26,384	32,341
Inter Marketplace Intermediacao de Negocios e Servicos Ltda.	-	-	25,510	30,479	-	-	-	-	25,510	30,479
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	-	-	146	1,602	-	-	-	-	146	1,602
Inter Digital Corretora e Consultoria de Seguros Ltda	-	-	715	258	-	-	-	-	715	258
Other (k)	-	-	13	2	-	-	-	-	13	2
Liabilities
Cash deposits(i)	(249)	(318)	(61,134)	(86,679)	(1,321)	(800)	(192,821)	(9,318)	(255,525)	(97,115)
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	-	-	(31,251)	(20,427)	-	-	-	-	(31,251)	(20,427)
Inter Marketplace Intermediacao de Negocios e Servicos Ltda.	-	-	(20,685)	(53,535)	-	-	-	-	(20,685)	(53,535)
Acerto Cobrança e Informações Cadastrais Ltda.	-	-	(8)	(1,966)	-	-	-	-	(8)	(1,966)
Inter Digital Corretora e Consultoria de Seguros Ltda	-	-	(7,900)	(9,985)	-	-	-	-	(7,900)	(9,985)
Urba Desenvolvimento Urbano AS (l)	-	-	-	-	-	-	(104,069)	(18)	(104,069)	(18)
MRV Engenharia e Participações S/A (m)	-	-	-	-	-	-	(80,604)	(78)	(80,604)	(78)
Key management personnel (c)	-	-	-	-	(1,321)	(800)	-	-	(1,321)	(800)
Other (k)	(249)	(318)	(1,290)	(766)	-	-	(8,148)	(9,222)	(9,687)	(10,306)
Time deposits(i)	(158)	(371)	(22,545)	(87,557)	(11,510)	(25,962)	(43,517)	(146,085)	(77,730)	(259,975)
Inter Marketplace Intermediacao de Negocios e Servicos Ltda.	-	-	(20,726)	(20,235)	-	-	-	-	(20,726)	(20,235)
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	-	-	(4)	(59,779)	-	-	-	-	(4)	(59,779)
Inter Digital Corretora e Consultoria de Seguros Ltda	-	-	(1,307)	(3,429)	-	-	-	-	(1,307)	(3,429)
Conedi Participações Ltda	-	-	-	-	-	-	(34,469)	(88,231)	(34,469)	(88,231)
Key management personnel (c)	-	-	-	-	(11,510)	(25,962)	-	-	(11,510)	(25,962)
Other (k)	(158)	(371)	(508)	(4,114)	-	-	(9,048)	(57,854)	(9,714)	(62,339)
Other liabilities (j)	-	-	(45,434)	(32,341)	-	-	-	-	(45,434)	(32,341)
Inter Marketplace Intermediacao de Negocios e Servicos Ltda.	-	-	(36,091)	(30,479)	-	-	-	-	(36,091)	(30,479)
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	-	-	(4,826)	(1,602)	-	-	-	-	(4,826)	(1,602)
Inter Digital Corretora e Consultoria de Seguros Ltda	-	-	(4,226)	(258)	-	-	-	-	(4,226)	(258)
Other (k)	-	-	(291)	(2)	-	-	-	-	(291)	(2)

64

	Controlling shareholder (a)		Subsidiaries (b)		Key management personnel (c)		Other related parties (d)		Total
	03/31/2022	03/31/2021	03/31/2022	03/31/2021	03/31/2022	03/31/2021	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Income from loan operations	-	-	(2,387)	167	-	-	-	-	(2,387)	167
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	-	-	(2,387)	167	-	-	-	-	(2,387)	167
Financial intermediation expenses	(40)	(108)	(937)	(1,079)	(251)	(165)	(1,050)	(431)	(2,278)	(1,783)
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	-	-	(593)	(1,079)	-	-	-	-	(593)	(1,079)
Inter Marketplace Intermediação de Negócios e Serviços Ltda.	-	-	(306)	-	-	-	-	-	(306)	-
Conedi Participações Ltda	-	-	-	-	-	-	(482)	-	(482)	-
Key management personnel (c)	-	-	-	-	(251)	(165)	-	-	(251)	(165)
Other	(40)	(108)	(38)	-	-	-	(568)	(431)	(646)	(539)
Other administrative expenses	-	-	-	-	-	-	(120)	(164)	(120)	(164)
Conedi Participações Ltda	-	-	-	-	-	-	(120)	(164)	(120)	(164)
Other operating revenues (expenses)	-	-	(53,053)	(26,479)	-	-	-	-	(53,053)	(26,479)
Inter Marketplace Intermediacao de Negocios e Servicos Ltda.	-	-	(53,053)	(26,479)	-	-	-	-	(53,053)	(26,479)

(a)	Inter is directly controlled by Inter Holding financeira S.A., and indirectly by Inter & CO;
(b)	Entities directly controlled by Inter;
(c)	Any director, board member or tax council member;
(d)	Any immediate family members of key management personnel or companies controlled by them;
(e)	Income related to the receipt of interest from the loan transaction with Inter Distribuidora de títulos e valores mobiliários Ltda;
(f)	They refer to intermediation expenses for fixed-income products;
(g)	Investment of Inter with Log Comercial Properties as Debentures, subject to a rate of 116% of Interbank Deposit - DI. There is also the investment in the quotas of fund LOGCP Inter fundo de Investimento imobiliário.
(h)	It refers to working capital operations – Floating-rate with Inter Distribuidora de títulos e valores mobiliários Ltda, with a rate lower than the other operations carried out by Inter with its clients. The average rate applied is approximately 0.5% per month together with 110% to 120% of the monthly CDI (due to being short-term operations).
(i)	Demand deposits and time deposits are composed of floating-rate CDBs and LCIs, carried out with rates compatible with the average of clients, with an average term of 16 to 20 months, and average rates from 99% to 102% of CDI;
(j)	It refers to reimbursements between Inter’s subsidiaries;
(k)	The group “Others” refers to diversified balances, which are not relevant for the opening;
(l)	Balance referring to receipt from Urba Desenvolvimento Urbano S/A for the credit granting made to Inter. The assignment by Urba was carried out on March 31, 2022, with an average rate of 2.25% p.m.;

Balance referring to receipt from MRV Engenharia e Participações S/A for the credit granting made to Inter. The assignment by MRV was carried out on March 31, 2022, with an average rate of 2.3% p.m.

65

(i)	Bank’s Management remuneration

The Group has a preferred stock option plan for its key management personnel. More information on the plan is detailed in Note 28.

The remuneration of the Group’s Management for the period ended March 31, 2022 is presented in Note 23, under “Fees”, ad referendum to the Annual Shareholders’ Meeting.

19	Income tax and social contribution

Income tax and social contribution expenses are as follows:

	Parent company
	03/31/2022		03/31/2021
	Income tax	Social contribution	Income tax	Social contribution
Income (loss) before income tax and social contribution	(41,393)	(41,393)	(5,846)	(5,846)

Net additions (exclusions):			-	-
Interest on own capital	(38,059)	(38,059)	(10,373)	(10,373)
Equity in net income of subsidiaries	(47,845)	(47,845)	(28,790)	(28,790)
	87,415	87,415	56,642	56,642
Provision for expected losses associated with credit risk, net	(399)	(399)	(399)	(399)

Provisions for contingencies
Hedge	6,283	6,283	21,939	21,939
Mark-to-market of securities	7,608	7,608	9,272	9,272
Other, net	18,915	23,273	850	850
Calculation basis (before offsetting the tax loss)	(7,475)	(3,117)	43,295	43,295
Deduction - 30% tax loss	-	-	(12,988)	(12,988)
Calculation basis	(7,475)	(3,117)	30,306	30,306

Effective rate		-	(4,546)	(6,061)
Additional rate (10%)	-	-	(3,025)	-
Tax incentives	-	-	182	-
Deferred income tax and social contribution	32,057	26,340	19,156	15,012
Income tax and social contribution expense	32,057	26,340	11,767	8,951

Provision for income tax		-		(7,389)
Provision for social contribution		-		(6,061)
Deferred tax assets with effect on income (loss)		58,396		34,168
Deferred tax assets with effect on shareholders’ equity		26,182		-
Total income tax and social contribution		84,578		20,718

	Consolidated
	03/31/2022		03/31/2021
	Income tax	Social contribution	Income tax	Social contribution
Determination of taxable income
Income (loss) before income tax and social contribution	47,717	47,717	(10,392)	(10,392)

Net additions (exclusions):			-	-
Interest on own capital	(38,059)	(38,059)	(10,373)	(10,373)
Equity in net income of subsidiaries	(55,025)	(55,025)	(28,790)	(28,790)
Provision for expected losses associated with credit risk, net	89,709	89,709	56,642	56,642
Provisions for contingencies	(399)	(399)	(399)	(399)
Hedge	7,608	7,608	21,939	21,939
Mark-to-market of securities	7,616	7,616	9,272	9,272
Cost with issuance of shares	-	-	-	-
Other, net	21,237	25,596	850	850
Calculation basis	80,404	84,763	38,749	38,749

Deduction - 30% tax loss	-	-	(12,988)	(11,234)

Taxable income and calculation basis	80,404	84,763	25,760	27,514

Determination of deemed profit
Revenue from services	16,248	16,248	59,496	59,532
Deemed profit (32%)	5,199	5,199	19,039	19,050
Other revenues	156	156	901	901
Calculation basis	5,355	5,355	19,940	19,951

Effective rate	(14,022)	(10,102)	(7,586)	(7,885)
Additional rate (10%)	(9,089)	-	(5,031)	-
Tax incentives / Legal deductions	-	-	186	-
Deferred income tax and social contribution	32,996	26,678	20,293	15,639
Income tax and social contribution expense	9,885	16,576	7,862	7,754

Provision for income tax		(23,112)		(12,431)
Provision for social contribution		(10,102)		(7,885)
Deferred tax assets with effect on income (loss)		59,674		35,932
Deferred tax assets with effect on shareholders’ equity		26,182
Total income tax and social contribution on income		52,643		15,616

20	Provisions, contingent assets and liabilities and legal obligations - Tax and social security

a.	Classified as probable losses

Inter is party to labor, civil and tax lawsuits, arising from normal course of its activities. Provisions for contingencies are estimated considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous cases, complexity and the pronouncements of Tribunals, whenever the loss is considered probable.

The Management understands that the provision formed is sufficient to cover losses resulting from the respective lawsuits. See changes in balances in item “b.1”.

The liabilities related to the legal obligation under litigation are maintained until the final rendering of judgment of the lawsuit in favor of the company, represented by favorable verdicts, which are no longer appealable, or their prescription.

a.1	Changes in provisions and classification per type

	Parent company and Consolidated
Nature	Labor	Civil	Tax	Total
Balance at December 31, 2021	3,312	18,370	-	21,682
Formations/updates	135	3,957	-	4,092
Payments	(64)	(3,686)	-	(3,750)
Balance at March 31, 2022	3,383	18,641	-	22,024

Balance at December 31, 2020	3,173	16,423	1,017	20,613
Formations/updates	1,601	17,401	-	19,002
Payments	(1,462)	(15,454)	(1,017)	(17,933)
Balance at December 31, 2021	3,312	18,370	-	21,682

b.	Classified as possible losses

b.1	Tax contingent liabilities

(i)	Income tax and social contribution on net income – IRPJ and CSLL

On August 30, 2013, a tax assessment notice was issued to establish IRPJ and CSLL tax credits related to the calendar years from 2008 to 2009, plus an ex officio fine (qualified) of 150% and default interest, as well as to apply an isolated fine of 50% on estimated values of IRPJ and CSLL.

The tax assessment notices aims to disallow expenses incurred with the provision of services. Considering the factual situation under discussion and Inter’s defense arguments, the legal advisors assess the expected outcome as possible, but with a lower likelihood of loss. The value at risk on 03/31/2022 is R$ 28,205.

(ii)	Contribution for Social Security Funding - COFINS

Inter is legally discussing COFINS debts for the period from 1999 to 2008, due to the Federal Government’s understanding that financial revenues should form the basis for calculating said contribution. However, Inter has a favorable decision from the Federal Supreme Court, dated December 19, 2005, guaranteeing the right to collect COFINS based on the revenue from services rendered. During the period from 1999 to 2006, Inter made a judicial deposit and/or made the payment of the obligation. Upon a favorable decision of the Federal Supreme Court and express agreement of the Brazilian Federal Revenue Service, it withdrew the aforementioned judicial deposit. Furthermore, the authorization of credits on tax collection was approved without questioning by the Brazilian Federal Revenue Service on May 11, 2006. The value at risk on 03/31/2022 is R$ 42,676.

21	Shareholders’ equity

a.	Capital

On March 31, 2022, the fully subscribed and paid-up capital amounts to R$ 8,655,706, it is comprised of 2,578,603,643 nominative shares: 1,293,373,691 are common and 1,285,229,952 are preferred, all with no par value.

b.	Legal reserve

It is recorded at the rate of 5% of the net income calculated, up to the limit of 20% of the capital.

c.	Profit reserve

In previous years, after the recording of the Legal Reserve, Inter Management chose to allocate the remaining balance of profits to the formation of the Profit Reserve.

d.	Dividends and interest on own capital

Inter adopts a capital remuneration policy by distributing interest on own capital up to the amount calculated complying with the applicable legislation, which are added, net of Withholding Income, in the calculation of mandatory dividends for the fiscal year provided for in the by-laws and art. 202 of Law 6404/1976.

The payment of Interest on Own Capital for the period was made using reserves, as approved by Management.

e.	Treasury shares

As of March 31, 2022, the balance of treasury shares amounted to R$ 42,708 (December 31, 2021: R$ 42,555), comprising 2,347,560 common shares and 1,114,020 preferred shares, totaling 3,461,580 shares.

f.	Other comprehensive income

The balance of Inter’s other comprehensive income is R$ (254,867). As of December 31, 2021, it totaled R$ (212,195). The amount corresponds to the change to market value of securities available for sale and the adjustment of exchange rate change on investment abroad.

g.	Earnings per share

	Basic income (loss)		Diluted earnings (losses)
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Outstanding shares	2,577,490	2,577,490	2,577,490	2,577,490
Effect of the average of outstanding shares’ period	(12,522)	(16,662)	(12,522)	(16,662)
Effects of treasury shares	3,462	3,462	3,462	3,462
Effect of stock plans to be exercised	-	-	2,413	11,975
Weighted average of outstanding shares	2,568,430	2,564,290	2,570,843	2,576,265

	Parent company
	03/31/2022	03/31/2021
Net income (loss) attributable to shareholders (In thousands of Reais)	17,003	14,872
Average number of shares	2,568,429,243	761,584,825
Basic earnings per share (R$)	0.00662	0.00579
Diluted earnings per share (R$)	0.00661	0.00578

h.	Interest of non-controlling shareholders

Inter has interests in companies in the insurance brokerage, asset manager, collection, service provision, securities distributor and investment fund segments, substantially retaining its economic risks and rewards. As a result, in the consolidation of the financial information as of March 31, 2022, there is the amount of R$ 84,780 (December 31, 2021: R$ 74,165) referring to non-controlling interest in Inter.

22	Revenue from services rendered

	Parent company		Consolidated
	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Exchange income (a)	127,049	60,977	127,049	60,977
Income from bank fees (b)	10,580	9,897	10,580	9,897
Management and structuring fees	3,423	527	3,423	527
Other services	3,761	2,581	10,315	5,225
Business intermediation in Marketplace (c)	-	-	92,884	38,682
Insurance brokerage	-	-	18,546	13,006
Income from commissions and placing of securities	-	-	11,032	5,898
Financial intermediation at USEND	-	-	4,948	-
Fund management	-	-	4,786	3,665
Income from brokerage activities in exchange operations	-	-	4,454	1,505
Total	144,813	73,982	288,017	139,382

(a)	Revenue is linked to the volume of transactions carried out with cards issued by Inter.
(b)	Mainly refer to fees and service charges for clearing services and interbank fees.
(c)	Mainly composed of the take rate (percentage gain on each transaction) recorded in sales through our Marketplace.

23	Personnel expenses

	Parent company		Consolidated
	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Salaries	(67,741)	(35,333)	(76,145)	(38,638)
Social and social security charges	(24,168)	(13,462)	(26,739)	(14,611)
Benefits	(15,582)	(9,567)	(17,458)	(10,356)
Expenses with vacation and 13th salary	(12,183)	(7,021)	(13,627)	(7,635)
Fees	(4,623)	(5,271)	(5,710)	(6,213)
Profit sharing	(3,537)	(3,400)	(4,601)	(3,490)
Other	(803)	(899)	(841)	(919)
Total	(128,637)	(74,953)	(145,121)	(81,861)

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24	Other administrative expenses

	Parent company		Consolidated
	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Data processing	(121,664)	(75,671)	(126,905)	(77,714)
Advertising and publicity	(41,450)	(25,931)	(42,497)	(27,356)
Amortization / Depreciation	(34,869)	(17,340)	(36,848)	(17,685)
Communication	(31,370)	(21,709)	(32,036)	(21,748)
Other administrative expenses (a)	(20,350)	(17,231)	(27,139)	(19,423)
Specialized technical services	(19,142)	(6,671)	(25,227)	(7,475)
Bank expenses	(13,760)	(18,179)	(17,066)	(26,386)
Rent	(12,188)	(5,336)	(12,496)	(5,470)
Total	(294,793)	(188,068)	(320,214)	(203,257)

(a)	It substantially refers to the provision of services by third parties, rents, notary and legal expenses, maintenance, and conservation of assets.

25	Other operating revenues

	Parent company		Consolidated
	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Performance revenues	26,772	20,689	40,734	26,360
Revenue from exchange rate changes	12,164	5,210	17,030	5,210
Discounts obtained	3,611	-	3,611	-
Income from compulsory deposit	3,548	-	3,548	-
Business intermediation commission	1,861	-	1,860	-
Other operating revenues	2,992	6,324	7,550	9,079
Total	50,948	32,223	74,333	40,649

26	Other operating expenses

	Parent company		Consolidated
	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Cashback expenses	(63,847)	(29,436)	(82,044)	(38,486)
Foreign exchange rate expenses	(29,440)	(8,208)	(29,440)	(8,210)
Card withdrawal fee expense	(23,150)	(16,242)	(23,150)	(16,242)
Reimbursement/return of amounts	(25,275)	(4,702)	(25,275)	(4,702)
Portability expenses	(4,072)	(3,497)	(4,072)	(3,497)
Other	(5,584)	(5,494)	(10,337)	(5,862)
Total	(151,368)	(67,579)	(174,318)	(76,999)

27	Other revenues and expenses

	Parent company		Consolidated
	03/31/2022	03/31/2021	03/31/2022	03/31/2021
Other capital gains (a)	38,487	6,891	36,930	6,510
Gains from disposal of assets	5,297	1,408	5,297	1,408
Other non-operating income.	(2,287)	(3,820)	(2,513)	(3,820)
Total	41,497	4,479	39,714	4,098

(a)	Other capital gains comprise R$ 29,317 related to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros SA (“Wiz”), for contingent consideration to be paid based on Inter Seguros’ EBITDA in 2022; R$ 8,358 refers to the gain from the revaluation of the investment with the Interbank Payments Chamber (CIP), resulting from the demutualization and R$ 812 and R$ 4,121 from other gains in the Parent Company and in the Consolidated, respectively.

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28	Share-based payments

The Stock Option Plan, established under the terms of Article 168, § 3, of Law 6404/1976, is an initiative of the Board of Directors of Inter, through which Inter’s managers, executives and employees were granted options for the acquisition of Inter Shares, with a view to encourage performance and favoring the retention of Inter’s managers, executives and employees, insofar as their participation in Inter’s capital will allow them to benefit from the results to which they have contributed and which will be reflected in the appreciation of the price of their shares, thus forming, with the shareholders, a common interest.

In 2016, the third Stock Option Plan (“Plan 3”) was launched, with vesting periods from 2017 to 2021. The options that become exercisable may be exercised by the participant within three years of the last vesting period. Employees who do not exercise the option within the deadline or who are dismissed by Inter lose the right to exercise it.

On February 5, 2018, Inter’s Board of Directors approved the purchase option called “Plan 4”, as well as the grant of Program 1 of Plan 4. Program 2 of “Plan 4” was approved on July 9, 2020, with a vesting period starting from January 2021 to January 2025. Program 3 of “Plan 4” was approved on January 31, 2022, with a vesting period starting from December 2022 to December 2026. The options of Program 2 and Program 3 may be exercised within the period of 2 (two) years, counted from the respective vesting periods. If they are not exercised within the specified period, the right to the shares will be automatically extinguished, without any right to compensation.

The strike price of the options granted under Plan 3 and Program 1 of Plan 4 is equivalent to the book value per share at the end of the year prior to the grant. For the Program 2 of Plan 4, the strike price is equivalent to the division by three of the result of the average quotation of the Units issued by the Bank (BIDI11 – formed by the set of 1 common share and 2 preferred shares), as determined at the closing of the last 90 sessions of the special trading segment of B3 S.A. – Brasil, Bolsa e Balcão. For Program 3 of Plan 4, the exercise price is equivalent to the division by 3 (three) of the result of the average quotation of the Units (BIDI11 – formed by the set of 1 common share and 2 preferred shares), as determined at the closing of the trading sessions of the special trading segment of B3 S.A. – Brasil, Bolsa, Balcão carried out in the period from 01/03/2022 to 01/28/2022 (including).

The rules for exercising and terminating options are part of the plan’s regulation and filed at Inter’s headquarters.

The main characteristics of the Plans are described below (per share):

Plan	Approval	Options (shares)	Vesting	Average strike price	Participants	Final year-end deadline
3 (Program 1)	09/30/2016	10,584,000	Up to 05 years	R$0.26	Key directors, managers and employees	12/31/2023
4 (Program 1)	02/15/2018	32,714,784	Up to 05 years	R$0.25	Key directors, managers and employees	02/15/2025
4 (Programa2)	07/09/2020	19,093,500	Up to 05 years	R$3.60	Key directors, managers and employees	12/31/2027
4 (Program 3)	01/31/2022	19,500,000	Up years to 05	R$8.08	Key directors, managers and employees	12/31/2028

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Changes in the options of each plan for the period ended March 31, 2022 and supplementary information are shown below:

Changes - 03/31/2022 (Shares)
Plan	Number of employees	Opening balance		Granted		Prescribed/ Cancelled		Exercised		Closing balance
3	2	4,060,800		-		-		1,296,000		2,764,800
4 (1)	30	14,748,390		-		-		5,481,994		9,266,396
4 (2)	74	17,792,100		-		81,900		468,450		17,241,750
4 (3)	88	-		17,061,000		-		-		17,061,000
Total		36,601,290		17,061,000		81,900		7,246,444		46,333,964

Weighted average price of shares		R$	2.39	R$	8.08	R$	3.60	R$	0.45	R$	4.38

Changes - 12/31/2021 (Shares)
Plan	Number of employees	Opening balance		Granted		Prescribed/ Cancelled		Exercised		Closing balance
3	3	7,128,000		648,000		-		3,715,200		4,060,800
4 (1)	31	19,652,310		-		2,131,200		2,772,720		14,748,390
4 (2)	59	14,978,700		4,114,800		135,000		1,166,400		17,792,100
Total		41,759,010		4,762,800		2,266,200		7,654,320		36,601,290

Weighted average price of shares		R$	1.46	R$	4.06	R$	0.50	R$	0.91	R$	2.39

Other information - 03/31/2022
Plan	Number of shares exercised	Number of exercisable shares	Premium cost during the year	Unrecognized premium cost	Remaining period of remuneration cost (in years)	Remaining contractual life (in years)
3	1,296,000	2,764,800	-	-	-	1.8
4 (1)	5,481,994	9,266,396	-	-	-	2.9
4 (2)	468,450	17,241,750	1,599	15,325	4.0	5.8
4 (3)	-	17,061,000	1,660	77,708	5.0	7

Other information - 12/31/2021
Plan	Number of shares exercised	Number of exercisable shares	Premium cost during the year	Unrecognized premium cost	Remaining period of remuneration cost (in years)	Remaining contractual life (in years)
3	3,715,200	4,060,800	-	-	-	2.0
4 (1)	2,772,720	14,748,390	-	-	-	3.2
4 (2)	1,166,400	17,792,100	3,089	16,924	4.0	6.1

(a) The premium cost referring to the first tranche of Plan is the responsibility of the participants, and no cost is recognized by Inter.

The estimated impact refers to the value of the premiums for the options granted to employees in the quarterly financial information, based on their fair value. The fair values of plans 3, 4 (Program 1), and 4 (Program 2) were estimated based on the Black & Scholes option valuation model.

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	Plan program
	3(2016)	4(2018)	4(2020)
Strike price	0.77	0.9	10.75
Risk-free rate	11.68%	9.97%	9.98%
Duration of the year (years)	7	7	7
Expected annualized volatility	60.33%	64.28%	64.28%
Fair value of the stock option at grant/share date	0.19	0.05	0.05

For Program 3 of Plan 4, the fair value was estimated based on the Binomial model:

4(2022)
Strike price	8.08
Risk-free rate	11.45%
Duration of the year (years)	7
Expected annualized volatility	38.81%
Weighted fair value of the stock option at grant/share date:	4.08

29	Risk Management

Risk management at Inter is considered the set of activities and processes established to identify, assess, measure, control, mitigate and monitor risks considered material (or priority risks) by the Board of Directors.

In this context, risk management is carried out through a prospective approach, always seeking an adequate understanding of the sources and primary risk factors, the characteristics, interdependencies and correlations existing between the risks, as well as the potential impacts on the business.

Risk management at Inter seeks to maintain a risk management framework appropriate to the complexity (and strategy) of Inter’s activities, products and services, fostering the continuous development of processes, systems and disseminating a culture to all Bank organizational levels.

Details on Inter’s risk management framework are available on the website http://ri.bancointer.com.br, under the Risk Management section.

a.	Management of liquidity risk

The liquidity risk is the possibility that Inter may not be able to meet its expected and unexpected (current and future) obligations, including those arising from binding guarantees, without affecting its operations and incurring material losses; and possibility that Inter may not be able to trade a position at market price due to its large size in relation to the usually traded volume, or due to market discontinuity.

The liquidity risk management functions comprise a set of activities and processes that consider the daily follow-up (and monitoring) of cash positions, treasury, concentration, funding portfolio, loan portfolio, among other relevant points associated with liquidity control.

Furthermore, to increase the governance level of strategic decisions, and reinforce the monitoring of risks, Inter established an Assets and Liabilities Committee that, among several attributions, acts effectively in the management of liquidity and market risks.

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b.	Market risk management

Market risk is defined as the possibility of losses arising from the change in the market value of positions held by Inter and its subsidiaries, including the risks of operations subject to exchange-rate change, interest rates, prices of shares and commodities.

In Inter, the market risk management has, among others, the aim of support business areas, establish the processes and implement the tools required for assessing and related risks, enabling the measurement and follow-up of the risk levels as defined by Top Management.

The Market Risk Policy is followed and monitored by the Assets and Liabilities Committee, where the control reports and management positions are analyzed. Market risk controls allow the analytical assessment of information, and are in a constant improvement process, seeking to provide a view that is more aligned with the current needs of Inter and its subsidiaries. Inter and its subsidiaries have been improving the internal aspects of risk management and mitigation.

(i)	Measuring

Inter, in accordance with CMN Resolution 4557/2017 and with Bacen Circular 3354/2007, aiming at providing greater efficiency in the management of its operations exposed to market risk, segregates its operations, including derivative financial instruments, as follows:

•	Trading Book: formed by all operations with own positions, carried out with the intention of trading or intended to hedge the trading portfolio, for which there is an intention to be traded before their contractual term, subject to normal market conditions, and which do not contain a non-negotiability clause.

•	Banking Book: formed by operations not classified in the Trading Portfolio, whose main characteristic is the intention to hold such operations to maturity.

In line with the best market practices, Inter manages its risks dynamically, seeking to identify, measure, evaluate, monitor, report, control and mitigate the exposures to market risks of its own positions. One of the ways of evaluating positions subject to market risk is carried out through a Value at Risk (VaR) model. The methodology used to calculate VaR considers a parametric model with a 99% confidence level (CL) and a time horizon (TH) of one day, scaled to 21 days.

We present below the VaR of the set of operations recorded in the trading and banking portfolios, as well as the individual VaR by risk factor, both calculated with a 99% confidence level and a time horizon of 21 days.

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In thousands	03/31/2022	12/31/2021
Risk factor	VaR 21 (du)	VaR 21 (du)
IPCA coupon	353,155	365,669
IGP-M coupon	8,609	4,978
Interest rate coupon (reference rate)	47,035	36,555
Interest fixed rates	73,681	41,983
Foreign currency coupon	3,960	-
Foreign exchange rates	1,831	80
Share price	1,513	2,639
Other	27,036	19,278
Subtotal	516,820	471,182

Diversification effect	67,890	91,811
VaR	448,930	379,371

(ii)	Fair value hierarchy

The fair value of assets and liabilities are measured according to the information levels available:

•	Level 1: They are used prices quoted in active markets for similar financial instruments. A financial instrument is considered to be quoted in an active market if quoted prices are readily and regularly available, and if said prices represent actual and regularly occurring market transactions on a basis in which there is no relationship between the parties.

•	Level 2: Other available information is used, except for that in Level 1, where prices are quoted in non-active markets or similar assets and liabilities, or other information that is available is used or that may be supported by information observed in the market to support the evaluation of assets and liabilities.

•	Level 3: Information that is not available in the market is used in the definition of fair value. If the market for a financial instrument is not active, Inter establishes the fair value using a valuation technique that considers internal data, but that is consistent with accepted economic methodologies for the pricing of financial instruments.

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	Parent company
	03/31/2022	Level 1	Level 2	Level 3
Assets	13,379,954	1,830,775	11,235,599	-
Interbank funds applied	1,830,775	1,830,775	-	-
Securities for trading at market value	199,625	7,597	192,028	-
Securities available for sale at market value	11,345,588	305,983	11,039,605	-
Derivative financial instruments	3,966	-	3,966	-
Liabilities	(76,042)	-	(76,042)	-
Derivative financial instruments	(76,042)	-	(76,042)	-

	Parent company
	12/31/2021	Level 1	Level 2	Level 3
Assets	13,940,828	1,775,549	12,165,279	-
Interbank funds applied	1,775,549	1,775,549	-	-
Securities for trading at market value	198,230	-	198,230	-
Securities available for sale at market value	11,962,752	-	11,962,752	-
Derivative financial instruments	4,297	-	4,297	-

Liabilities	(66,472)	-	(66,472)	-
Derivative financial instruments	(66,472)	-	(66,472)	-

	Consolidated
	03/31/2022	Level 1	Level 2	Level 3
Assets	13,254,685	2,546,838	10,707,847	-
Interbank funds applied	1,880,794	1,880,794	-	-
Securities for trading at market value	944,660	383,609	584,599	-
Securities available for sale at market value	10,429,231	305,983	10,123,248	-
Derivative financial instruments	3,966	-	3,966	-
Liabilities	(76,042)	-	(76,042)	-
Derivative financial instruments	(76,042)	-	(76,042)	-

	Consolidated
	12/31/2021	Level 1	Level 2	Level 3
Assets	13,759,161	1,765,242	11,993,919	-
Interbank funds applied	1,765,242	1,765,242	-	-
Securities for trading at market value	769,033	-	769,033	-
Securities available for sale at market value	11,137,938	-	11,137,938	-
Derivative financial instruments	86,948	-	86,948	-
Liabilities	(66,549)	-	(66,549)	-
Derivative financial instruments	(66,549)	-	(66,549)	-

(iii)	Sensitivity analysis

To determine the sensitivity of capital of Inter’s positions to changes in market variables, a sensitivity analysis was carried out for market risk factors considered relevant. Greater losses per risk factor in each of the scenarios were presented with impact on income, providing a view of Inter’s exposure per risk factor in specific scenarios.

Simulations were performed with three possible scenarios, in accordance with ICVM 475/2008, aiming to estimate the impact on the fair value of the financial assets presented below:

•	Scenario I: Probable situation, which reflects Bank's Top Management in relation to the scenario with greater probability of occurring, considering the macroeconomic factors and market information (B3, Anbima, etc.) observed in the period. Assumptions used: deterioration and evolution in market variables through parallel shocks, shock of 1 basis point in price index coupon rates, interest rate coupons, fixed interest rates, considering the worst losses resulting from a risk factor and, consequently, not considering the rationality between the macroeconomic variables.

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•	Scenario II: Possible situation of deterioration and evolution in market variables through a 25% shock in the curves of price index coupon rates, interest rate coupons, fixed interest based on the market conditions observed in each period, being considering the worst losses resulting from each risk factor and, consequently, not considering the rationality between the macroeconomic variables.

•	Scenario III: Possible situation of deterioration and evolution in market variables through a 50% shock in the curves of price index coupon rates, interest rate coupons, fixed interest based on the market conditions observed in each period, being considering the worst losses resulting from each risk factor and, consequently, not considering the rationality between the macroeconomic variables.

The table below summarizes the results for the Trading Portfolio and for the Banking Portfolio in an aggregated manner.

Exposures	R$ thousand	March, 2022
Banking and Trading Portfolios		Scenarios
Risk factor	Risk in the changes in	Rate change in Scenario I	Scenario I	Rate change in Scenario II	Scenario II	Rate change in Scenario III	Scenario III
IPCA coupon	Price index coupon	Increase	(3,068)	Increase	(362,269)	Increase	(679,695)
IGP-M coupon	Price index coupon	Increase	(40)	Increase	(5,222)	Increase	(9,998)
FIXED RATE	Fixed rate	Decrease	(374)	Decrease	(109,096)	Decrease	(225,861)
Reference rate coupon	Interest rate coupon	Increase	(828)	Increase	(159,057)	Increase	(283,745)

Exposures	R$ thousand	2021
Banking and Trading Portfolios		Scenarios
Risk factor	Risk in the changes in	Rate change in Scenario I	Scenario I	Rate change in Scenario II	Scenario II	Rate change in Scenario III	Scenario III
IPCA coupon	Price index coupon	Increase	(3,045)	Increase	(350,577)	Increase	(658,147)
IGP-M coupon	Price index coupon	Increase	(42)	Increase	(5,281)	Increase	(10,118)
FIXED RATE	Fixed rate	Increase	(334)	Increase	(166,292)	Increase	(551,209)
Reference rate coupon	Interest rate coupon	Increase	(813)	Increase	(149,209)	Increase	(266,744)

c.	Operating risk management

Operational risks permeate Inter and are present in all activities and processes, as these are susceptible to failures and errors arising from processes, people, systems and external events.

Considering Inter’s current business model, especially regarding the digital strategy, Inter promotes the continuous improvement of processes, systems and controls that seek to mitigate events of operational instability, reduce the risk of cyber-attacks, among others.

Operational risk incidents are monitored and reported through several steering committees, where the respective criticality, as well as action plans to be implemented, are defined.

To allocate capital for operational risk, Inter adopted the Basic Indicator Approach (BIA) methodology, as provided for in Article 1 of Bacen Circular Letter 3640/2013.

d.	Credit risk management

The management of credit risks at Inter’s prudential conglomerate aims to maintain the risk profile and profitability of the loan portfolio within the limits defined in the Risk Appetite Statement (“RAS”).

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The credit risk management area has a control structure independent of the business units, being responsible for the process of monitoring risk levels, as well as ensuring compliance with Inter’s policies.

Credit risk management is based on certain pillars:

•	Credit granting and collection policies and guidelines segmented by products and/or client categories.

•	Statistical models for measuring and classifying risks for individuals and a conservative (and restrictive) policy on guarantees and/or risk for operations with companies.

•	Definition and approval of concentration limits, mitigating the accumulation of risks by categories and/or segments.

•	Monitoring the portfolio’s risk profile through a prospective vision to anticipate possible risks and/or imbalances.

•	Evaluation of guarantees, collaterals and other risk mitigating instruments.

•	Use of statistical models that include projection of default probabilities, as well as default recovery levels (in case of default).

Furthermore, it is worth highlighting that credit risk management considers a structured process of risk rating (and provisioning) based on judicious and consistent models, considering the complexity of operations, guarantees involved, among other issues.

Thus, finally, it is worth highlighting that the models adopted in the management of credit risks meet the guidelines and best market practices and show compliance with the complexity (and risks) of Inter’s operations.

e.	Basel Index

On February 23, 2017, the Central Bank of Brazil (Bacen) released CMN Resolution 4557/2017, which established the need to implement a capital management framework for financial institutions.

Inter has mechanisms that enable the identification and assessment of the relevant risks incurred, including those not covered by the Minimum Required Reference Equity (PRMR). Policies and strategies, as well as the capital plan, make it possible to maintain capital at levels compatible with the risks incurred by Inter. Stress tests are performed periodically and their impacts are evaluated from a capital perspective. Management reports on capital adequacy are reported to the intervening areas and strategic committees, representing a subsidy for the decision-making process by Inter’s Senior Management.

Basel ration was calculated according to the criteria set by CMN Resolutions 4192/2013 and 4193/2013, which refer to the calculation of Regulatory Capital (PR) and the Minimum Regulatory Capital (PRMR) in relation to Risk-Weighted Assets (RWA).

The methodology for determining the regulatory capital, which continues to be divided into Levels I and II, where Level I is comprised of the Core Capital (less Prudential Adjustments) and Supplementary Capital, and the scope used for consolidation and verification of operational limits considers the Prudential Conglomerate formed by Inter and Inter Distribuidora de Títulos e Valores Mobiliários and investment funds, when applicable.

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(i)	DLO – Document of requirement margins in relation to RWA

	03/31/2022	12/31/2021
Referential Equity (PR)	7,042,015	7,955,238
Tier I Referential Shareholders’ Equity	7,042,015	7,955,238
Core capital (CP)	7,042,015	7,955,238
Risk Weighted Assets - RWA	19,739,307	17,953,263
RWA for Credit Risk by Standardized Approach - RWACPAD	17,444,892	16,198,394
RWA for market risk - RWAMPAD	356,818	323,581
RWA for Operating Risk by Standard Approach - RWAOPAD	1,937,597	1,431,287
Capital requirement
Minimum principal capital required for RWA	888,269	807,897
Tier I Minimum Reference Equity required to RWA	1,184,358	1,077,196
Minimum Reference Equity required to RWA	1,579,145	1,436,261
Margin on capital requirements
Margin on required principal capital	6,153,746	7,147,341
Margin on the Tier I Required Reference Equity	5,857,656	6,878,042
Core capital ratio (CP/RWA)	35.7%	44.3%
Tier I Capital ratio (Tier I /RWA)	35.7%	44.3%
Basel Ratio (PR/RWA)	35.7%	44.3%

30	Other information

(i)	Ombudsman

Inter’s Ombudsman acts as a relationship channel between clients and users of the products and services offered and in addressing and mediating conflicts. The Ombudsman’s scope is to seek agile and effective solutions, acting with transparency and impartiality, and is also committed to promoting improvements in the services provided. Occurrences received by the Ombudsman are analyzed and addressed in a conclusive and formal manner, within 10 working days, in strict accordance with CMN Resolution 4860/2020.

(ii)	Social and environmental responsibility

In addition to what CMN Resolution 4327/2014 establishes, socio-environmental responsibility for Inter is when the organization itself, clients, users, suppliers or service providers voluntarily adopt postures, behaviors and actions that foster the well-being of its internal (employees, shareholders, etc.) and external (community, partners, environment, etc.) audiences. It is a voluntary practice, which involves the benefit of the community and should not be confused exclusively with compulsory actions imposed by the regulator.

(iii)	Sureties and guarantees

The balance of sureties and guarantees provided by Inter, on an individual and consolidated basis, amounts to R$ 70,335 (December 31, 2021: R$ 0), with a provision of R$ 358 (December 31, 2021: R$ 0).

(iv)	Insurance contracted

Inter is insured for their major assets in amounts considered adequate by management to cover possible losses on claims.

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(v)	Coronavirus (COVID-19)

In the quarter ended March 31, 2022, events and conditions generated by the spread of the novel Coronavirus (COVID-19) continue to be monitored.

Due to COVID-19, several decisions were taken to maintain the quality of the services provided, as well as to ensure the safety of Inter’s clients, employees and suppliers. All impacts arising from the pandemic have been closely monitored by Management, together with the future impacts of the pandemic, where they are still uncertain as to the degree of relevance and its duration.

31	Subsequent events

(i)	Capital increase

On April 4, 2022, the Board of Directors approved the increase in Inter’s capital to R$ 8,801,365, divided into 1,295,789,173 common shares and 1,290,060,916 preferred shares. The purpose of this capital increase is to face the exercise of options issued by Inter, granted within the scope of Programs I and II of the Inter’s IV Stock Option Plan (“Stock Plan).  The capital increase proposal was accepted by the Central Bank of Brazil on May 9, 2022.

(ii)	Increase in the CSLL rate

Executive Order 1115 was published on April 20, 2022, providing for an increase of one percentage point in the Social Contribution on Net Income (CSLL) rate of financial institutions, and insurance and capitalization companies. This collection will begin 90 days after the date of publication of the Executive Order (as of August 1, 2022), in accordance with the 90-day period determined by the Constitution.

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Board of Directors

Rubens Menin Teixeira de Souza - President

José Felipe Diniz – Board Member

Leonardo Guimarães Corrêa - Board member

Maria Fernanda Nazareth Menin Teixeira de Souza – Board Member

Carlos Henrique Carneiro de Medeiros – Board Member

Cristiano Henrique Vieira Gomes – Board Member

Thiago dos Santos Piau - Board Member

Luiz Antônio Nogueira de França - Independent Board Member

André Guilherme Cazzaniga Maciel - Independent Board Member

Presidency

João Vitor Nazareth Menin Teixeira de Souza

Vice-Presidency

Alexandre Riccio de Oliveira

Marco Túlio Guimarães

Executive Board

Ana Luiza Vieira Franco Forattini

André Jacques Luciano Uchoa Costa

Felipe Bottino

Frederico Correa Ferreira de Melo

Guilherme Ximenes de Almeida

Janderson de Miranda Facchin

Helena Lopes Caldeira

Leonardo Guimarães Corrêa

Lucas de Souza Bernardes

Priscila Salles Vianna de Paula

Ray Tarick Pereira Chalub

Sebastião Luiz da Silva

Thiago Garrides Cabral de Lima

Tax Council

Paulino Ferreira Leite – Board Member

Thiago da Costa e Silva Lott – Board Member

Fernando Henrique da Fonseca – Board Member

Accountant in charge

Vanderson Gonçalves Brandão- CRC-1SP 253.620/O-7 “S” MG

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Opinion of the Supervisory Board

The Fiscal Council of Banco Inter S.A., a publicly traded corporation, registered with CNPJ/ME under 00.416.968/0001-01, with its registered office at Av. Barbacena, 1219 - Santo Agostinho, in the city of Belo Horizonte, State of Minas Gerais, ZIP Code: 30.190-131, in compliance with the legal and statutory provisions, in accordance with the provisions of art. 163, item VI, of Law No. 6,404/76, examined the results for the quarter ended March 31, 2022 and the Quarterly Information Form – 01ITR2022, including explanatory notes, management reports and opinion of the independent auditor.

Based on the examinations carried out and considering the results for the quarter ended March 31, 2022 and the Quarterly Information Form – 01ITR2022, including explanatory notes, management reports and, furthermore, the opinion of the independent auditors, KPMG Auditores Independentes, dated May 16, 2022, the Fiscal Council unanimously opines that these documents adequately represent, in all relevant respects, the equity and financial position of Banco Inter S.A. as of March 31, 2022 and are in a position to be assessed and approved by the Board of Directors.

Belo Horizonte, May 16, 2022.

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